RECEI
2009 OCT 20 P 3:11
OFFICE OF INTERNA
CORPORATE FIN

AFRICAN DEVELOPMENT BANK GROUP

Ref: FTRY/LET/2009/03/001
Date: 9 OCT 2009

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities
And Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SEC Mail Processing
Section
OCT 13 2009
Washington, DC
110

Dear Sir,

African Development Bank, File No. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4(a), (b) and (c)

In accordance with Sections 288.2(a) and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), we transmit herewith, for filing with the United States Securities and Exchange Commission, two copies of the periodic report of the African Development Bank for the quarter ended 30 June 2009, which includes, among other things, the African Development Bank's regular quarterly financial statements for such quarter.

Yours faithfully,

Pierre Van Peteghem
Treasurer

09047201

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2(a) and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2009 (the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amounts:

DESCRIPTION	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	Dealer
ZAR 490 MILLION due April 2012	Borrowing	08-Apr-2009	16-Apr-2009	19-Apr-2012	ZAR 490,000,000	-	Daiwa SMBC Europe
TRY 425 MILLION due APRIL 2014	Borrowing	08-Apr-2009	16-Apr-2009	17-Apr-2014	TRY 254,575,000	-	Daiwa SMBC Europe
TRY 55 MILLION due MAY 2011	Borrowing	08-Apr-2009	16-Apr-2009	09-May-2011	TRY 55,000,000	-	Daiwa SMBC Europe
USD 50 MILLION TAP due February 2011	Borrowing	16-Apr-2009	23-Apr-2009	25-Feb-2011	USD 50,000,000	-	BNP Paribas
CHF 300 MILLION due March 2019	Borrowing	27-Apr-2009	25-May-2009	25-Mar-2019	CHF 300,000,000	-	Credit Suisse
CHF 50 MILLION (TAP) due March 2019	Borrowing	08-May-2009	25-May-2009	25-Mar-2019	CHF 50,000,000	-	Credit Suisse
USD 1 Billion Due May 2014	Borrowing	19-May-2009	27-May-2009	27-May-2014	USD 1,000,000,000	-	GS/HSBC/Morgan Stan/Daiwa
GHS 28.4 million equiv USD 20 million due June 2011	Borrowing	10-Jun-2009	24-Jun-2009	24-Jun-2011	GHS 28,400,000	-	Standard Chartered Bank

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed	Call Date	Dealer
JPY 5 billion Callable Power Reverse Dual Currency Note	09-Apr-02	09-May-02	09-May-32	JPY 5,000,000,000	09-May-09	NikkoSSB
TZS 18.825 Billion Due 9 May 2009	04-May-07	09-May-07	09-May-09	TZS 18,825,000,000	-	Standard Chartered
ZAR 30 Million Uridashi Notes Due 18 May 2009	10-Apr-07	16-May-07	18-May-09	ZAR 30,000,000	-	Dresdner Kleinwort
GHC 369.8 Billion Due 22 May 2009	17-May-07	22-May-07	22-May-09	GHC 369,800,000,000	-	Standard Bank Plc
USD 74 Million 4,54% Uridashi Notes due June 2009	15-Jun-06	28-Jun-06	29-Jun-09	USD 74,000,000	-	Daiwa SMBC Europe

2. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 30 June 2009.

3. Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

   No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,

Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2(a) and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2009 (the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amounts:

DESCRIPTION	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	Dealer
ZAR 490 MILLION due April 2012	Borrowing	08-Apr-2009	16-Apr-2009	19-Apr-2012	ZAR 490,000,000	-	Daiwa SMBC Europe
TRY 425 MILLION due APRIL 2014	Borrowing	08-Apr-2009	16-Apr-2009	17-Apr-2014	TRY 254,575,000	-	Daiwa SMBC Europe
TRY 55 MILLION due MAY 2011	Borrowing	08-Apr-2009	16-Apr-2009	09-May-2011	TRY 55,000,000	-	Daiwa SMBC Europe
USD 50 MILLION TAP due February 2011	Borrowing	16-Apr-2009	23-Apr-2009	25-Feb-2011	USD 50,000,000	-	BNP Paribas
CHF 300 MILLION due March 2019	Borrowing	27-Apr-2009	25-May-2009	25-Mar-2019	CHF 300,000,000	-	Credit Suisse
CHF 50 MILLION (TAP) due March 2019	Borrowing	08-May-2009	25-May-2009	25-Mar-2019	CHF 50,000,000	-	Credit Suisse
USD 1 Billion Due May 2014	Borrowing	19-May-2009	27-May-2009	27-May-2014	USD 1,000,000,000	-	GS/HSBC/Morgan Stan/Daiwa
GHS 28.4 million equiv USD 20 million due June 2011	Borrowing	10-Jun-2009	24-Jun-2009	24-Jun-2011	GHS 28,400,000	-	Standard Chartered Bank

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed	Call Date	Dealer
JPY 5 billion Callable Power Reverse Dual Currency Note	09-Apr-02	09-May-02	09-May-32	JPY 5,000,000,000	09-May-09	NikkoSSB
TZS 18.825 Billion Due 9 May 2009	04-May-07	09-May-07	09-May-09	TZS 18,825,000,000	-	Standard Chartered
ZAR 30 Million Uridashi Notes Due 18 May 2009	10-Apr-07	16-May-07	18-May-09	ZAR 30,000,000	-	Dresdner Kleinwort
GHC 369.8 Billion Due 22 May 2009	17-May-07	22-May-07	22-May-09	GHC 369,800,000,000	-	Standard Bank Plc
USD 74 Million 4,54% Uridashi Notes due June 2009	15-Jun-06	28-Jun-06	29-Jun-09	USD 74,000,000	-	Daiwa SMBC Europe

2. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 30 June 2009.

3. Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

   No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,

Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2009/227
20 August 2009
Prepared by : FFCO
Original : English/French

Probable Date of Board Presentation :
Not Applicable

FOR INFORMATION

MEMORANDUM

RECEIVED
2009 OCT 20 P 3: 11

TO : **THE BOARD OF DIRECTORS**

FROM : **Cecilia AKINTOMIDE**
Acting Secretary General

SUBJECT : **ADB FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008***

In accordance with the Bank's Financial Regulations, I submit hereto, the Financial Statements of the African Development Bank for the six months ended June 30, 2009 and 2008.

Attch.

Cc. **The President**

*** Questions on this document should be referred to:**

Mr. C.O. BOAMAH	Director	FFCO	Extension 2026
Mr. A.O. ODUKOMAIYA	Division Manager	FFCO.1	Extension 2105
Ms. S. BOITUMELO	Senior Financial Accountant	FFCO.1	Extension 3960

SCCD:C.H.

ADB FINANCIAL STATEMENTS
JUNE 30, 2009 AND 2008

The financial highlights for the six months ended June 30, 2009 and 2008 are summarized below. The comparative financial statements and indicators for the six months ended June 30, 2005 to 2009 are summarized in schedules **A** and **B** attached to this memorandum.

1. Results of Operations

1.1 Income before distributions approved by the Board of Governors for the six months ended June 30, 2009 amounted to UA 242.67 million, compared to an amount of UA 66.88 million for the same period in 2008. Distribution of income approved by the Board of Governors included in the income statement for the six months ended 30 June 2009 amounted to UA 162.68 million compared to UA 227.30 million in 2008.

The increase in income for the current period is primarily attributable to the following factors: (a) increase in fair value gains on derivatives and borrowings on which the Bank elected the Fair Value Option (FVO), (b) reduction in interest expense, and (c) an increase in translation gains. Fair value gains in the first semester of 2009 amounted to UA 133.69 million compared to UA 1.76 million in the same period of 2008. Interest expense reduced from UA 160.97 million in 2008 to UA 121.01 million in 2009 due mainly to the decline in the six months borrowing reference rates. Translation gains in 2009 was UA 20.09 million due mainly to the tracking error of the SDR compared to a loss of UA 2.71 million in 2008.

1.2 Income on loans decreased by UA 8.34 million or 5.17% from UA 161.31 million in 2008 to UA 152.97 million for the current period due mainly to the decline in the floating lending rate, particularly those of the US dollar and the Euro, in 2009 compared to 2008. Total income on investments including income from other debt securities was UA 112.56 million in 2009 compared to UA 111.00 million in 2008.

Charges against income for provision for impairment on Equity investments in 2009 amounted to UA 2.05 million compared to UA 1.44 million in 2008, while the held-to-maturity (HTM) investments also suffered impairment loss of UA 21.53 million in 2009. There was no impairment on HTM investments in the first six months of 2008. Based on available information, there were no additional charges for impairment in 2009 on the Bank's outstanding investments in the Golden Key asset-backed commercial paper that matured in August 2007. Provision for impairment on outstanding loan principal and charges receivable on loans in 2009 amounted to UA 0.93 million and UA 6.71 million compared to UA 5.11 million for loan principal and UA 11.33 million for charges receivable on loans in 2008. The reduction of provision for impairment on loans in 2009 was mainly due to the clearance of the arrears on Cote d'Ivoire loans in 2009.

1.3 A comparative summary of loan charges in arrears for six months and over is represented below:

[UA thousands]

Borrower	Arrears on Principal 30.06.2009	Cumulative charges in arrears as at: 30.06.2009	30.06.2008
COTE D'IVOIRE	-	-	118,329
SOMALIA	3,960	7,275	6,839
SUDAN	47,804	50,125	43,079
ZIMBABWE	161,861	116,287	102,684
PRIVATE SECTOR	14,782	5,073	4,622
	228,408	**178,760**	**275,553**

The cumulative allowance for impairment on loan principal outstanding and charges receivable at June 30, 2009 amounted to UA 101.74 million and UA119.60 million respectively, compared to the amounts of UA 202.18 million and UA 180.95 million respectively at June 30, 2008.

1.4 Administrative expenses before management fees for the six months ended June 30, 2009 and 2008 are made up of the following:

[UA thousands]

	2009		2008	
	UA	%	UA	%
Salaries	35,548	34.78	36,430	38.97
Benefits	20,210	19.78	18,725	20.03
Total Salaries & benefits	55,758	54.56	55,155	59.00
Other Personnel-related	7,907	7.73	6,766	7.24
Short-term staff	572	0.56	861	0.92
Consultancy	11,353	11.11	6,469	6.92
Total Manpower Expense	75,590	73.96	69,251	74.08
Missions	8,796	8.61	7,334	7.85
Furniture & Equipment	5,126	5.02	3,776	4.04
Occupancy	3,091	3.02	4,496	4.81
Communication	4,547	4.45	3,772	4.04
Others, net	5,047	4.94	4,845	5.18
Total Administrative Expenses	**102,197**	**100.00**	**93,474**	**100.00**

The Bank Group's administrative expenses (excluding depreciation) increased by 9.34% from UA 93.47 million in 2008 to UA 102.20 million in 2009. Total administrative expenses incurred for the six months to 30 June 2009 represented 40.39 % of the UA 253.06 million budgeted for the year. The Bank's share of the total Bank Group administrative expenses was UA 26.31 million compared to UA 25.06 million in 2008.

A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented in Schedule C for information.

2. Financial Condition

2.1 Total Treasury investments (net of swaps and repos) including investments held to maturity at June 30, 2009 amounted to UA 6,078.21 compared to UA5,542.09 million at June 30, 2008.

2.2 Loan disbursements for the six months ended June 30, 2009 amounted to UA 844.56 million, compared to the disbursements of UA 333.39 million made during the six months ended June 30, 2008. The significant increase in 2009 is primarily due to the disbursement of the 500 million dollar (UA 330.90 million) loan to ESKOM (South Africa).

2.3 Borrowings outstanding as at June 30, 2009 amounted to UA 8,064.52million compared to UA 6,341.79 million at June 30, 2008

2.4 The Bank's reserves, increased by UA 66.31 million during the period from UA 2,475.47 million as at December 31, 2008 to UA 2, 541.79 million as at June 30, 2009.

3. Selected Financial Indicators

See schedules A and B attached hereto.

4. Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the six months ended June 30, 2009.

Attchs.

SCHEDULE A

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Amounts in UA millions)

PERIOD ENDED JUNE 30	2009	2008	2007	2006	2005
OPERATIONAL INCOME AND EXPENSES					
Income from:					
Loans	152.97	161.31	165.08	164.66	159.01
Investments and related derivatives	108.41	106.51	117.67	93.35	76.77
Others debt securities	4.16	4.49	-	-	-
Total income from loans and investments	265.54	272.31	282.75	258.01	235.78
Borrowing expenses					
Interest and amortized issuance costs	(141.64)	(119.03)	(129.34)	(122.75)	(111.80)
Net interest on borrowing-related derivatives	20.63	(41.93)	(24.94)	(9.19)	3.43
Unrealized gain/(loss) on fair-valued borrowings and related derivatives	157.30	(11.65)	18.79	10.16	(6.21)
Unrealized (loss)/ gain on derivatives on non fair-valued borrowings and others	(23.60)	13.41	24.90	12.42	8.72
Provision for impairment on loan principal and charges receivables	(5.78)	(16.44)	(18.10)	(49.05)	22.74
Provision for impairment on equity investments	(2.05)	(1.44)	(0.44)	-	-
Provision for impairment on investments	(21.53)	-	-	-	-
Translation gains	20.09	(2.71)	2.24	5.43	13.23
Other income	1.96	3.33	7.56	18.44	12.62
Net operational income	270.92	95.85	163.42	123.47	178.51
OTHER EXPENSES					
Administrative expenses	(26.31)	(25.06)	(20.61)	(17.42)	(17.68)
Depreciation - Property, equipment and intangible assets	(2.21)	(2.78)	(2.54)	(2.91)	(3.35)
Sundry gains/(expenses)	0.27	(1.13)	(1.96)	(0.16)	(0.72)
Total other expenses	(28.25)	(28.97)	(25.11)	(20.49)	(21.75)
Income before transfers approved by the Board of Governors	242.67	66.88	133.31	102.98	156.76
Transfers of income approved by the Board of Governors	(162.68)	(227.30)	(110.41)	(139.20)	(144.00)
NET INCOME/(LOSS)	**79.99**	**(160.42)**	**22.90**	**(36.22)**	**12.76**

FINANCIAL INDICATORS/RATIOS

Increase/ (decrease) in Loan Income (%)	(5.17)	(2.29)	0.25	3.55	(0.98)
(Decrease)/increase in Investment Income (%)	1.78	(9.48)	26.05	21.60	31.12
(Decrease)/ increase in Borrowings expense (%)**	(24.82)	37.74	5.70	3.31	(4.48)
(Decrease)/ increase in Other expenses (%)	(2.48)	15.36	22.55	(5.82)	16.32
(Decrease) /increase in Net operational income (%)	182.65	(39.50)	28.31	(30.83)	84.18
Loan income/Borrowing expense ratio	1.26	1.01	1.43	1.51	1.50
(Decrease)/increase in income before transfers (%)	262.84	(49.83)	29.45	(34.31)	100.42
Interest coverage ratio (1.25x)*	3.01	1.42	1.84	1.78	2.45

* *Indicative parameters*

** *Excludes unrealized gains or losses on fair valuation of derivatives and borrowings*

Slight differences may occur in totals due to rounding

SCHEDULE B

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Amounts in UA millions)

BALANCE SHEETS AS AT JUNE 30	**2009**	2008	2007	2006	2005
ASSETS					
Cash	430.81	124.67	65.42	24.24	151.56
Demand obligations	3.80	3.80	5.86	3.80	3.80
Treasury investments	6,040.90	5,539.41	5,885.16	5,524.80	5,093.33
Derivative assets	571.73	410.20	300.79	264.62	656.55
Non-negotiable instruments	10.88	14.46	18.73	24.13	29.81
Accounts receivable	726.95	573.55	530.89	487.20	689.68
Loans	6,253.25	5,685.00	5,645.90	5,310.97	5,572.11
Accumulated provision for loan losses	(101.74)	(202.18)	(217.17)	(218.98)	(194.94)
Equity participations, net	205.07	215.74	127.18	165.19	161.15
Other debt securities	68.82	90.62	-	-	-
Other assets	12.27	13.78	16.24	16.42	17.09
	14,222.74	**12,469.05**	**12,379.00**	**11,602.39**	**12,180.14**

LIABILITIES, CAPITAL & RESERVES					
Accounts payable	993.72	759.50	608.89	407.89	669.84
Securities sold under agreements to repurchase and payable for cash collateral received	-	-	842.18	581.57	587.43
Derivative liabilities	434.82	804.63	562.75	486.30	600.51
Borrowings	8,064.52	6,341.78	5,876.71	5,772.92	6,036.25
Capital- subscriptions paid	2,349.75	2,340.89	2,316.75	2,277.26	2,235.17
Cumulative exchange adjustment on subscriptions	(161.85)	(159.97)	(156.66)	(153.72)	(148.43)
Reserves	2,541.78	2,382.22	2,328.38	2,230.17	2,199.37
	14,222.74	**12,469.05**	**12,379.02**	**11,602.39**	**12,180.14**

FINANCIAL INDICATORS/RATIOS					
Average return on liquid funds(%)	3.69	3.85	3.87	3.47	3.16
Average cost of borrowings(%)**	3.28	5.08	3.94	3.73	3.63
Average return on loans(%)	5.06	5.75	6.04	6.09	5.67
Total debt/Total callable capital(%) (80.00)*	41.45	32.70	30.33	29.68	31.17
Debt/Equity ratio(%)	170.90	139.42	131.48	133.34	141.82
Total Debt/Usable capital %	65.79	57.17	53.15	58.65	61.48
Reserve/Loan ratio (15.00%)*	42.27	45.46	45.09	46.11	42.44
Reserve/Debt ratio (%)	31.52	37.56	39.62	38.63	34.37
Disbursements (UA millions)	844.56	333.39	579.91	187.35	180.07

* *Indicative parameters*
** *Excludes unrealized gains or losses on borrowings and related derivatives*
Slight differences may occur in totals due to rounding

(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS - JUNE, 2009
Summary of Administrative Expense
(For All Company Codes)
Amounts in thousands of UA

	ADB Admin. Budget	ADF	NTF	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES (Note 1)												
Company Codes	2000	2100	2200		7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	5600	5650	5[illegible]
PART I - PERSONNEL EXPENSES																	
Salaries	35,548			35,548	64	40	85	7	-	20	-	-	-	33	56	-	
Benefits	20,210			20,210	17	-	39	-	-	6	-	-	0.35	0.16	25	-	
Other Personnel-related	7,907			7,907	7	-	9	-	-	-	-	-	-	1	6	-	
Short-term staff	572			572	-	-	-	-	-	-	-	-	-	-	-	-	
Consultancy	11,353			11,353	1,180	319	7,449	-	-	-	46	-	254	510	402	2	
Total Personnel Expenses	75,590	-	-	75,590	1,268	359	7,582	7	-	26	46	-	254	544	489	2	
PART II - GENERAL EXPENSES																	
Missions	8,796			8,796	4	-	-	-	-	-	-	-	-	12	4	-	
Furniture and Equipment	3,091			3,091	-	-	0.43	-	-	-	-	-	-	-	-	-	
Occupancy	5,126			5,126	24	25	121	-	-	-	-	-	-	2	-	-	
Communication	4,547			4547	0.44	-	1	-	-	-	-	-	-	-	-	-	
Other, net (Note 2)	5,048			5,048	126	114	1,270	5	-	-	-	-	207	24	10	29	
Total General Expenses	26,607	-	-	26,607	155	139	1,393	5	-	-	-	-	207	38	14	29	
TOTAL ADMINSTRATIVE EXPENSES	102,197	-		102,197	1,422	498	8,975	12	-	26	46	-	461	582	503	31	
Cost Sharing	(76,887)	75,239	648	-													
Administrative Expenses (after Cost Sharing)	26,310	75,239	648	102,197													
% Distribution of Admin. Expenses by Source:	*22.93*	*0.00*	*0.56*	*89.06*	*1.24*	*0.43*	*7.82*	*0.01*	-	*0.02*	*0.04*	-	*0.40*	*0.51*	*0.44*	*0.03*	

Notes:

1 - Bilateral and Multilateral Sources
7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants
5600 - Africa Water Facility Fund
5650 - Congo Basin Forest Fund
5700 - Fund for Africa Private Sector
5750 - SFRD for the Great Lakes
5800 - Rural Water Supply & Sanitation Initiative

2 - Other, net
"Other, net" comprises primarily expenses incurred for regional member country training in company codes 7010 & 7030. For company 7090, this line item represents disbursements under the Japanese Fellowship program.

African Development Bank

Financial Statements
For the six months ended June 30, 2009 and 2008

BALANCE SHEET
AS AT JUNE 30, 2009 AND 2008
(UA thousands - Note B)

ASSETS		2009	2008	LIABILITIES & EQUITY
CASH		430,811	124,670	ACCOUNTS PAYABLE
				Accrued financial charges
DEMAND OBLIGATIONS		3,800	3,800	Other accounts payable
TREASURY INVESTMENTS (Note F)		6,040,901	5,539,411	
DERIVATIVE ASSETS (Note G)		571,733	410,200	DERIVATIVE LIABILITIES (Note G)
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		10,876	14,455	BORROWINGS (Note L)
				Borrowings at fair value
ACCOUNTS RECEIVABLE				Borrowings at amortized cost
Accrued income and charges receivable on loans (Note I)	219,321		269,708	
Other accounts receivable	507,629		303,837	
		726,950	573,545	EQUITY (Note M)
DEVELOPMENT FINANCING ACTIVITIES				Capital
				Subscriptions paid
Loans, net (Notes D & I)	6,151,514		5,482,823	Cumulative Exchange Adjustment on Subscriptions (CEAS)
Equity participations (Note J)	205,074		215,746	Subscriptions paid (net of CEAS)
Other debt securities (Note K)	68,815		90,617	Reserves
		6,425,403	5,789,186	Retained earnings
OTHER ASSETS				Fair value gains on available-for-sale investments
Property, equipment and intangible assets	11,682		13,300	Total reserves
Miscellaneous	581		481	Total equity
		12,263	13,781	
TOTAL ASSETS		14,222,737	12,469,048	**TOTAL LIABILITIES & EQUITY**

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(UA thousands - Note B)

	2009	2008
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans (Note N)	152 973	161 307
Investments and related derivatives (Note N)	108 407	106 513
Others debt securities	4 157	4 488
Total income from loans and investments	265 537	272 308
Borrowing expenses (Note O)		
Interest and amortized issuance costs	(141 644)	(119 035)
Net interest on borrowing-related derivatives	20 631	(41 933)
Unrealized gain/(loss) on fair-valued borrowings and related derivatives	157 297	(11 651)
Unrealized loss/(gain)on derivatives on non fair-valued borrowings and others	(23 603)	13 408
Provision for impairment (Note I)		
Loan principal	928	(5 113)
Loan charges	(6 711)	(11 325)
Provision for impairment on equity investments	(2 045)	(1 441)
Provision for impairment on HTM investments	(21 528)	-
Translation gains/(loss)	20 095	(2 706)
Other income	1 964	3 335
Net operational income	270 921	95 847
OTHER EXPENSES		
Administrative expenses (Note P)	(26 310)	(25 058)
Depreciation - Property, equipment and intangible assets	(2 209)	(2 775)
Sundry expenses	268	(1 133)
Total other expenses	(28,251)	(28,966)
Income before transfers approved by the Board of Governors	242 670	66 881
Transfers of income approved by the Board of Governors	(162,680)	(227,300)
NET INCOME/(LOSS)	**79 990**	**(160,419)**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(UA thousands - Note B)

	2009	2008
(Loss)/gain on available-for-sale investments taken to equity	(13,681)	10,837
Net (loss)/income recognized directly in equity	(13,681)	10,837
Net income/(loss) for the period	79,990	(160,419)
TOTAL RECOGNIZED INCOME/ (LOSS) FOR THE PERIOD	**66,309**	**(149,582)**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEARS SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(UA thousands - Note B)

	2009	2008
CASH FLOWS FROM:		
OPERATING ACTIVITIES :		
Net income	79,990	(160,419)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,209	2,775
Provision for impairment on loan principal and charges	5,782	16,438
Unrealized losses on investments and related derivatives	(12,001)	19,520
Amortization of discount or premium on held-to-maturity investments	(2,932)	(2,650)
Provision for impairment on investments	21,528	-
Provision for impairment on equity investments	2,045	-
Amortization of borrowing issuance costs	713	(1,795)
Unrealized gain/(loss) on fair valued borrowings and derivatives	(133,693)	(1,757)
Translation losses	(20,096)	2,706
Share of profits in associate	93	(103)
Net movements in derivatives	(31,105)	137,887
Changes in accrued income on loans	94,468	5,271
Changes in accrued financial charges	(24,337)	(41,004)
Changes in other receivables and payables	(25,526)	231,225
Net cash provided by operating activities	(42,862)	208,094
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(844,563)	(333,394)
Repayments of loans	449,149	228,527
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	(103,240)	(120,631)
Trading portfolio	(1,175,568)	187,494
Other debt securities	-	-
Changes in other assets	(2,243)	(1,526)
Equity participations movement	(33,788)	(27,942)
Net cash (used in) /provided by investing, lending and development activities	(1,710,253)	(67,472)
FINANCING ACTIVITIES:		
New borrowings	2,136,904	803,385
Repayments on borrowings	(446,444)	(523,888)
Net cash from capital subscriptions	4,046	5,109
Net cash provided by financing activities	1,694,506	284,606
Effect of exchange rate changes on cash and cash equivalents	(10,088)	(34,307)
Increase in cash and cash equivalents	(68,697)	392,360
Cash and cash equivalents at the beginning of the year	1,411,582	1,085,835
Cash and cash equivalents at the end of the period	**1,342,885**	**1,478,195**
COMPOSED OF:		
Investments maturing within 3 months of acquisition		
Held-to-maturity portfolio	39,458	39,036
Trading portfolio	872,617	1,314,490
Cash	430,811	124,669
Cash and cash equivalents at the end of the period	**1,342,885**	**1,478,195**
SUPPLEMENTARY DISCLOSURE:		
Movement resulting from exchange rates fluctuations:		
Loans	(37,842)	(36,420)
Borrowings	15,083	(128,450)
Currency swaps	32,800	89,845

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS
THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue Recognition
Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments.

Dividends relating to investments in equity are recognized when the Bank's right to receive payment is established.

Functional and Presentation Currencies
The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at June 30, 2009 and 2008 are reported in Note S. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of June 30, 2009, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date." The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i) Financial Assets at Fair Value through Profit or Loss

All trading assets are carried at fair value through the income statement and gains and losses are reported in the income statement in the period in which they arise. The investments in the trading portfolio are acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii) Loans and Receivables
The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortized cost using the effective interest method.

iii) Held-to-Maturity Investments
The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the intent and ability to hold to maturity. Held-to-maturity investments are carried and subsequently measured at amortized cost using the effective interest method.

iv) Available-for-Sale Financial Assets
The Bank has classified equity investments over which it does not have control or significant influence as available-for-sale. Available-for sale investments are those intended to be held for an indefinite period of times, and may or may not be sold in the future. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale investments are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) Borrowings
In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective

interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method.

Borrowing activities may create exposure to market risk, most notably interest rate and currency risks. The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D below. Certain of the Bank's borrowings obtained prior to 1990 are interest-free loans from the governments of certain member countries of the Bank. In accordance with the revised IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings represent a form of government assistance, the benefits of which are not quantified by the imputation of interest. Accordingly, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss
This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

iii) Other Liabilities
All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or cancelled or when they expire.

Derivatives
The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

Although IAS 39 allows hedge accounting for certain qualifying hedging relationships, the Bank has elected not to apply hedge accounting to any qualifying hedging relationship, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of Financial Assets

1) Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans including those in arrears.

2) Available-for-Sale Assets

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale equity instruments carried at fair value, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, net of any impairment loss previously recognized in profit or loss, is reclassified from equity to the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value are reversed through equity.

If there is objective evidence that an impairment loss has been incurred on an available-for-sale equity instrument that is carried at cost because its fair value cannot be reliably measured, the amount of impairment loss is measured as the difference between the carrying amount of the impaired equity instrument and the present value of the estimated future cash flows discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost are not reversed.

Offsetting Financial Instruments
Financial assets and liabilities are offset and reported on a net basis when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair Value Disclosure
In liquid or active markets, the most reliable indicators of fair value are quoted market prices. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets. Following an assessment of transaction volumes, the degree of consistency in pricing over time and between pricing sources, and the differences in bid and ask prices the Bank concluded that the markets of most of its existing bond issues were inactive at June 30, 2009.

The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realized in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all
significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount

curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities.
Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best estimate of the price at which the Bank could have bought back the borrowing at the balance sheet date.

Equity Investments: The underlying assets of entities in which the Bank has equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the yearend variable lending rate in that currency, adjusted for impairment. For all loans not impaired, fair value adjustments are made to reflect expected loan losses. The estimated fair value of loans is disclosed in Note I.

Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price. Day one losses are recognized in the income statement of the period while gains are amortized over the life of the applicable borrowing on a straight-line basis.

Investment in Associate

Under IAS 28, "Investments in Associates", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the

equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Transfers and Distributions Approved by the Board of Governors
In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of transfer for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year's income.

Retained Earnings
Retained earnings of the Bank consist of amounts allocated to reserves from prior year's income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Held-for-Trading: In classifying financial assets or liabilities as "trading", the Bank has determined that such assets or liabilities meet its description and set criteria for classification as such.

Fair Value through Profit and Loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Held-to-Maturity: The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. In making this judgment, the Bank evaluates its intent and ability to hold such investments to maturity.

2) Significant estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Loans and Advances: At each financial reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan's original effective interest rate and comparing this amount to the loan's net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an

individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments: The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Impairment of Available-for-Sale Equity Investments: The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year.

These reclassifications did not affect prior year's reported results.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The International Accounting Standards Board (IASB) and its International Financial Reporting Interpretations Committee (IFRIC) issued some new and revised Standards and Interpretations, which becomes effective for the Bank's financial statements for the period beginning on January 1, 2009

On February 14, 2008, the International Accounting Standards Board (IASB) issued amendments to IAS 32 and IAS 1. The amendments require an entity to classify as part of its equity those financial instruments that it issues that are either (a) puttable financial instruments, or (b) financial instruments or components of financial instruments that impose an obligation to deliver to another party a pro-rata share of its net assets only on liquidation, if certain criteria are met. Prior to these amendments, such financial instruments were to be classified as liabilities. Subscriptions by the member countries to the Bank's capital described in Note B are puttable financial instruments that meet the requirements for equity classification under the amended standards. While the standards prior to the amendments required liability classification by the issuer of puttable financial instruments, the Bank has always reported the subscriptions by the member countries to its capital as equity. Under the Agreement establishing the Bank, such instruments provide an equal and

residual right to its member countries that are subordinate to the rights of its creditors. The equity classification requirements under the amended standards are fully consistent with and confirm the Bank's prior classification of these instruments as equity. The amendments to IAS 32 and IAS 1 relating to puttable financial instruments were issued after the December 31, 2007 balance sheet date but before the approval of the financial statements. The Bank early adopted the amendments for the 2007 financial statements. The application of these amended standards had no effects on the Bank's financial statements.

On March 5, 2009, the International Accounting Standards Board also issued amendments to the disclosure requirements under IFRS 7.These amendments require additional disclosures of fair value measurements in a three-level hierarchy reflecting the relative reliability of such measurements based on the significance of the inputs used. Under this hierarchy, the most reliable measurements are those based on unadjusted quoted prices in active markets for identical assets or liabilities. The Bank has early-adopted this amendment, which becomes effective for financial statements for the annual periods beginning on or after January 1, 2009.

IFRS 8, Operating Segments, which became effective for financial statements for the period beginning January 1, 2009, replaces the reporting requirements of IAS 14, Segment Reporting, and requires alignment of the segments in the financial statements with those used internally by management in the allocation of resources and assessing performance. The amendments to IAS 1 require the Bank to present in separate statements, changes in equity related to its shareholders and those related to comprehensive income (i.e. non-shareholder-related components), including related reclassification adjustments of those components. It also requires the presentation of a balance sheet as at the beginning of the earliest comparative period in a complete set of financial statements when the Bank applies an accounting policy retrospectively or makes a retrospective restatement. The Bank has already started working on the application of these new standards or amendments, none of which is expected to have a significant impact on the Bank's financial statements.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank's Board of Executive Directors, which is chaired by the President. In addition to approving all risk management policies, the Executive Directors regularly review trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its core and non-core risks are governed by the various Board approved frameworks, notably, the Capital Adequacy Framework and Exposure Management Policy (the CAD policy), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the General Authority on Asset Liability Management (the ALM Authority).

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources. It also includes the interest rate and currency risk management aspects of the Bank's lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). ALCO is the other oversight and control organ of the Bank's risk management activities. It is the Bank's most senior management forum on risk management issues and is chaired by the Vice President for Finance.

ALCO meets on a regular basis to perform its oversight role. Among its functions, ALCO reviews regular and ad-hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated incurred loss estimates. ALCO is supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank's risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of private sector, non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the following sections.

1) Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending

strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its sociopolitical and future growth prospects.

Country Exposure
The Bank's exposures at June 30, 2009 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

[Amounts in UA thousands]

Country	N° of loans*	Total Loans*	Unsigned Loans Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans
Angola	2	623	-	-	623	0,01
Botswana	4	1 010 612	966 352	38 667	5 593	0,09
Cameroon	6	42 973	-	17 061	25 912	0,41
Congo CG	2	30 159	-	-	30 159	0,48
Côte D'Ivoire	8	72 098	-	2 418	69 680	1,11
Dem Rep Congo	10	733 010	-	-	733 010	11,72
Egypt	14	1 318 285	-	612 183	706 102	11,29
Eq Guinea	3	66 541	-	66 541	-	-
Ethiopia	3	13 900	-	-	13 900	0,22
Gabon	17	405 642	-	257 198	148 444	2,37
Ghana	1	645	-	-	645	0,01
Guinea	3	8 391	-	-	8 391	0,13
Kenya	2	3 492	-	-	3 492	0,06
Malawi	1	3 382	-	-	3 382	0,05
Mauritania	2	19 937	-	-	19 937	0,32
Mauritius	8	41 024	-	15 142	25 882	0,41
Morocco	29	2 305 259	-	720 652	1 584 607	25,34
Multinational	3	49 467	-	4 444	45 023	0,72
Namibia	8	89 101	-	18 418	70 683	1,13
Nigeria	9	133 539	-	-	133 539	2,14
Senegal	2	20 341	-	-	20 341	0,33
Seychelles	4	2 549	-	-	2 549	0,04
Somalia **	3	3 960	-	-	3 960	0,06
South Africa	4	142 866	-	-	142 866	2,28
Sudan **	5	54 555	-	-	54 555	0,87
Swaziland	8	76 369	-	8 208	68 161	1,09
Tanzania	1	2 240	-	-	2 240	0,04
Tunisia	29	1 539 588	-	495 558	1 044 031	16,70
Uganda	1	292	-	-	292	0,00
Zambia	3	4 751	-	-	4 751	0,08
Zimbabwe **	12	196 089	-	-	196 089	3,14
Total Public Sector	**207**	**8 391 680**	**966 352**	**2 256 490**	**5 168 839**	**82,66**
Sector	**64**	**2 122 108**	**551 327**	**486 371**	**1 084 410**	**17,34**
Total	**271**	**10 513 788**	**1 517 679**	**2 742 861**	**6 253 249**	**100,00**

*Excludes fully repaid and cancelled loans.
** Country in arrears as at 30.06.2009
Slight differences may occur in totals due to rounding

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management framework is a systematic credit risk assessment based
on a uniform internal credit risk rating scale that is calibrated to reflect the Bank's statistical loss expectations
as shown in the following table.

Risk Rating	Description	Risk Class	International Equivalent
1	Excellent	Very Low Risk	A - BBB
2	Strong	Low Risk	BB
3	Good	Moderate Risk	B
4	Fair		
5	Acceptable	High Risk	CCC
6	Marginal		
7	Special Attention	Very High Risk	<CCC
8	Substandard		
9	Doubtful		
10	Known Loss		

These sovereign risk credit ratings are derived from a risk assessment on five risk indices that include macroeconomic performance, debt sustainability, sociopolitical factors, business environment and portfolio performance. These five risk indices are combined to derive a composite sovereign country risk index and a composite non-sovereign country risk index which in turn are converted into separate country risk rating for the sovereign and non-sovereign portfolios. These country risk ratings are validated against the average country risk ratings from accredited rating agencies and other specialized international bodies. The ALCO reviews the country ratings on a quarterly basis to ensure compliance with country exposure limits, changes in country credit risk conditions, and to approve changes in loss provisioning, if any.

Portfolio Risk Monitoring

Despite the fact that the weighted average credit rating of the sovereign portfolio remained virtually the same during the last quarter 2008 and the first quarter 2009, the overall risk profile of the Bank's sovereign guaranteed portfolio has improved from 2.69 in March 2009 to 2.58 in the second quarter 2009.

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50% on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment in its sovereign loan portfolio commensurate with the assessment of the incurred loss resulting from the effect of the delayed cash flows in such portfolio.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for sovereign credit risks. The Bank's revised capital adequacy policy framework approved by the Board in March 2009 articulates differentiated risk capital requirements for all credit sensitive assets (loans and equity investments) plus contingent liabilities (guarantees and client risk management products) in each risk class[1]. In this respect, the Bank's capital adequacy is grounded on the guidelines of the Bank for International Settlements (BIS) and therefore its portfolio risk profile is based on the aggregate of: (i) historical Probability of Default (PD), (ii) Loss Given Default (LGD) and (iii) effective maturity (M) for each asset in the Bank's portfolio. The Bank defines risk capital as the sum of paid-in capital plus accumulated reserves net of translation adjustments. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

Project Loans

When the Bank lends to private sector borrowers or to enclave projects it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses a similar uniform internal credit risk rating as for sovereign projects. However, these internal credit ratings are derived on the basis of four major groups of factors.

The first factor involves the overall evaluation and assessment of the project company's financial strength. This assessment looks at: i) capacity of the project to generate sufficient cash flow to service its debt; ii) the company's operating performance and profitability; iii) the project company's capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company's management with particular emphasis on its ability to deal with adverse conditions; iv) the quality of the information on which the analysis is based.

Thirdly, the risk factors that consider the structure of the facility in terms of maturity, the existence of third party guarantee(s), and the value of any assigned collateral and other credit enhancement are extensively examined.

Finally, the project company's risk rating is adjusted to reflect the overall host country risk rating.

All new non-sovereign projects require a minimum initial credit rating and undergo rigorous project approval. The ALCO reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes if justified by evolving country and project conditions.

[1] Reflecting its higher risk operating environment and unavoidable portfolio concentrations, the Bank requires risk capital backing that is three to ten times more conservative than BIS commercial banking standards. Very low risk = 25%, low risk = 28%, moderate risk = 35%, high risk = 50%, very high risk = 75%, and equity investments = 100%.

In compliance with the revised IFRS, the Bank no longer makes general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan.

Equity Participations

In addition to private sector lending, the Bank makes equity investments in private sector projects, either directly or through investment funds. To the extent possible, equity investments are carried at fair value. In the event that the fair value of an equity investment cannot be reliably determined, it is carried at amortized cost, and periodically assessed for impairment. The Bank recognizes loss provision based on accepted impairment tests measured against the carrying cost of the equity investment.
To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for publicly listed and unlisted equity investments.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio. The Bank manages credit risk through prudential and operational limit. At the global level (combined sovereign guaranteed and non-sovereign guaranteed portfolios) the aggregate total country exposure limit shall not exceed 15% of the Bank's total risk capital. Each specific country limit is based on the economic potential of the country and perceived risk level. This approach also requires that the more risky the country, the lower the country limit. The Country exposure limits are reviewed annually and are used as a risk-based benchmark to plan the Bank's medium term country assistance strategies.

The credit exposure on the non-sovereign portfolio is further managed by limiting exposures to certain industry sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk

In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable or unwilling to meet its obligation to the Bank when they become due.

Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, or trading counterparties. Their ratings are closely monitored.

Trading counterparties are required to be rated A/A2 at a minimum.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	**1 year**	**5 years**	**10 years**	**15 years**	**30 years**
Government		A/A2			AA-/Aa3	AAA/Aaa
Government Agencies and Supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non bank financial institutions	A/A2		AA/-Aa3	AAA/Aaa		
MBS /ABS	No maturity limit, but repayment projections mandatory					

The Bank also invests in mortgage-backed and asset-backed securities with a minimum rating of AAA/Aaa; money market mutual funds with a minimum rating of AA-/Aa3; and enters into collateralized securities repurchase agreements.

As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A- for counterparties with whom the Bank has entered into a collateral exchange agreement. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivative contracts.

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on counterparty credit rating and size, subject to a maximum of 8% of the Bank's total risk capital for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology, and monitored regularly against the Bank's credit limits after considering the benefits of any posted collateral.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between liabilities and assets. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested

in highly liquid securities that can be readily liquidated if required to meet the Bank's short term liquidity needs. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities designated as "held-to-maturity" investments (HTM). Only HTM investments with a remaining maturity of less than one year are considered as liquid investments in the determination of the Bank's minimum liquidity requirements.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In line with this policy, throughout 2008 the Bank's currency alignment was adjusted within a tight band of the risk-neutral position in each of the currencies making up the SDR composition. In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar.

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund every five years and the last revision became effective on January 1, 2006. The SDR rate represents the sum of the interest rate of each currency that is determined based on the weight and the representative exchange rate and interest rate of each currency.

Interest Rate Risk
The Bank's interest rate risk is comprised of the following two elements:

1) the sensitivity of the interest margin between the average rate the Bank earns on its assets and the average cost of the borrowings funding such assets;

2) the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest Rate Risk on Assets Funded by Debt
Over half of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month

Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25% of the outstanding debt portfolio.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term; reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10% of the Bank's assets funded by equity reprice in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a ten-year moving average of 10-year maturity SDR interest rates.

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997. Although the Bank is unable to charge a prepayment penalty on such older loans, in practice the level of prepayments has generally been within acceptable levels. In 2003 and 2004, however, driven by low market interest rates, contracting credit spreads for emerging market borrowers and enhanced debt management by several sovereign borrowers, total loan prepayments increased sharply to UA 471 million and UA 542 million, respectively. In 2005, prepayments of pre-1997 loans declined sharply to UA 70 million, due in large part to increased market interest rates. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2006, total prepayments of UA 298 million included an amount of UA 192 million in respect of market-based floating rate loans, while in 2007; total prepayment amounted to UA 199 million, of which 98% related to market-based loans. Prepayment in 2008 amounted to UA 17 million. Total prepayments since the beginning of the year amounted to UA 1.35 million. The rate of prepayments is not expected to increase significantly from current levels in the near to medium term.

Operational Risk

The Bank defines operational risks to include all aspects of risk-related exposure other than those falling within the scope of credit, market and liquidity risks including specifically the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and reputational risk.

Like all financial institutions, the Bank is also exposed to controls and operational risks arising from its systems, functions and interdependencies among its departments, which could impact broadly its activities with a possible consequence of operational losses. There are also many interdependencies among risk factors that may result in an operational risk loss.

Following approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to among other duties implement the COSO control framework to regularly evaluate the effectiveness of its

internal controls in all significant business operations, as the start of a broader and phased Operational Risk Management Program. The first phase focused on the documentation and testing of controls around financial reporting. Management attestation on the adequacy of internal controls was published in the annual reports for the first time in 2006. Phase two of the implementation extending the COSO framework to other areas of operational risk management commenced in 2007 and is still ongoing.

The Bank's revised Capital Adequacy and Exposure Management Policy which was approved by the Board of Directors of the Bank in 2009, sets aside a risk capital charge of 15% of the average Operating Income for the preceding 3 years, in line with Basle II recommendations.

There are other initiatives or activities in the other areas of the Bank Group that are complementing the work on operational risk management and controls including:

- Review of Code of Conduct and Staff Rules
- Fraud and Investigation Unit
- Whistleblower Protection Policy
- Document Retention Policy
- Business Continuity Planning and Preparedness

Effects of Recent Developments in the Financial Markets

Although the Bank was also affected by the global crisis that hit the world financial markets through 2008, as a result of its prudent risk management policies and practices, the impact on the Bank has been reasonably mitigated. With regards to the funding activities, notwithstanding the significant increases in credit spreads, there has been no serious adverse effect on the Bank's ability to borrow competitively, consistent with the Bank's solid financial position as evidenced by the continued uniform top rating by all the major rating agencies. The Bank continues to be well positioned to play its intermediation role in support of the development financing needs of its member countries.

With regards to investment activities, some of the held-to-maturity and available for sale investments suffered impairment losses. For the six months ended June 30, 2009 impairment provisions charged to the income statements on these financial assets amounted to UA 21.53 million and mark-to-market adjustments on available-for-sale investments amounting to UA 13.68 million were charged against reserves through the Statement of Recognized Income and Expenses.

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the Bank's classification of each class of financial assets and liabilities, and their respective fair values:

[UA thousands]

June 30, 2009	Financial Assets and Liabilities through Profit or Loss: Held-for-Trading	Financial Assets and Liabilities through Profit or Loss: Designated at Fair Value	Held-to-Maturity	Available-for-Sale	Loans and Receivables	Financial Assets and Liabilities at Amortised Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	-	-	430,811	430,811	430,811
Demand obligations	-	-	-	-	-	3,800	3,800	3,800
Treasury investments	3,200,190	-	2,840,711	-	-	-	6,040,901	6,165,562
Derivative assets	571,733	-	-	-	-	-	571,733	571,733
Non-negotiable instruments on account of capital	-	-	-	-	-	10,876	10,876	10,876
Accounts receivable	-	-	-	-	726,950	-	726,950	726,950
Loans	-	-	-	-	6,151,514	-	6,151,514	6,333,915
Equity participations	-	-	-	205,074	-	-	205,074	205,074
Other debt securities	-	-	-	68,815	-	-	68,815	68,815
Total financial assets	**3,771,923**	-	**2,840,711**	**273,889**	**6,878,464**	**445,487**	**14,210,474**	**14,517,536**
Accounts payable	-	-	-	-	-	993,719	993,719	993,719
Derivative liabilities	434,816	-	-	-	-	-	434,816	434,816
Borrowings		8,064,518	-	-	-	-	8,064,518	8,246,861
Total financial liabilities	**434,816**	**8,064,518**	-	-	-	**993,719**	**9,493,053**	**9,675,397**

June 30, 2008	Financial Assets and Liabilities through Profit or Loss: Held-for-Trading	Financial Assets and Liabilities through Profit or Loss: Designated at Fair Value	Held-to-Maturity	Available-for-Sale	Loans and Receivables	Financial Assets and Liabilities at Amortised Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	-	-	124,670	124,670	124,670
Demand obligations	-	-	-	-	-	3,800	3,800	3,800
Treasury investments	2,750,810	-	2,788,601	-	-	-	5,539,411	5,511,953
Derivative assets	410,200	-	-	-	-	-	410,200	410,200
Non-negotiable instruments on account of capital	-	-	-	-	-	14,455	14,455	14,455
Accounts receivable	-	-	-	-	573,545	-	573,545	573,545
Loans	-	-	-	-	5,482,823	-	5,482,823	5,871,573
Equity participations	-	-	-	215,746	-	-	215,746	215,746
Other debt securities	-	-	-	90,617	-	-	90,617	90,617
Total financial assets	**3,161,010**	-	**2,788,601**	**306,363**	**6,056,368**	**142,925**	**12,455,267**	**12,816,559**
Accounts payable	-	-	-	-	-	759,493	759,493	759,493
Derivative liabilities	804,636	-	-	-	-	-	804,636	804,636
Borrowings		5,442,439	-	-	-	899,346	6,341,785	6,522,946
Total financial liabilities	**804,636**	**5,442,439**	-	-	-	**1,658,839**	**7,905,914**	**8,087,075**

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum credit rating of A. Over-the counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed 1 year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Cross-currency and interest rate swaps including asset swap transactions are only permitted with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

As at June 30, 2009, the Bank had received collateral with fair value of UA 340.39 million in connection with swap agreements. Of this amount, a total UA 128.91 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 211.48 million was in the form of liquid financial assets.

The Bank also uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability Management Guidelines. At June 30, 2009, investments under external management were UA 121.86 million (2008: UA 137.45 million). These amounts were included in the held-for-trading portfolio below.

At June 30, 2009 and 2008, the Bank had no securities sold under repurchase agreements (repos). The composition of treasury investments as at June 30, 2009 and 2008 was as follows:

[UA thousands]	2009		2008	
Trading		3,200,190		2,750,810
Held-to-maturity	2,900,824		2,788,601	
Provision for impairement on HTM Portfolio	(60,113)		-	
		2,840,711		2,788,601
Total		**6,040,901**		**5,539,411**

Held-for-Trading Investments

A summary of the Bank's held-for-trading investments at June 30, 2009 and 2008 follows:

[UA millions]

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Time Deposits	480.37	232.77	94.97	440.72	19.12	42.62	121.10	279.24	715.56	995.35
Asset Backed Securities	69.14	128.13	56.89	126.38	-	-	-	-	126.03	254.51
Government and Agency Obligations	628.26	120.03	627.49	39.19	5.89	-	5.82	-	1,267.46	159.22
Corporate Bonds	265.61	335.05	73.14	137.91	-	-	6.57	5.73	345.32	478.69
Financial Institutions	330.58	512.86	165.41	348.76	-	-	2.65	-	498.64	861.62
Supranational	176.82	1.42	69.24	-	-	-	1.12	-	247.18	1.42
Total held-for-trading investments	**1,950.78**	**1,330.26**	**1,087.14**	**1,092.96**	**25.01**	**42.62**	**137.26**	**284.97**	**3,200.19**	**2,750.81**

The nominal balance of the Bank's held-for-trading investments as at June 30, 2009 was UA 3, 200.10 million (2008: UA2,751.93 million). The average yield of held-for-trading investments for the six months to June 30, 2009 was 4.63% (2008: 4.32%)

The contractual maturity structure of held-for-trading investments as at June 30, 2009 and 2008 was as follows:

[UA millions]

	2009	2008
One year or less	1,404.12	1661.83
More than one year but less than two years	905.48	513.85
More than two years but less than three years	634.84	216.37
More than three years but less than four years	34.44	50.11
More than four years but less than five years	50.16	11.23
More than five years	171.15	297.42
Total	**3,200.19**	**2,750.81**

Held-to-Maturity Investments

A summary of the Bank's held-to-maturity investments at June 30, 2009 and 2008 follows:

[UA millions]

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Time Deposits	-	-	-	-	-	-	-	-	-	-
Asset Backed Securities	184.99	175.39	28.84	33.01	-	-	-	-	213.83	208.40
Government and Agency obligations	371.07	338.63	425.18	280.33	198.03	219.39	159.55	107.32	1,153.83	945.67
Corporate Bonds	261.80	299.11	115.21	245.67	61.22	83.06	56.33	48.40	494.56	676.24
Financial Institutions	115.51	132.90	227.30	240.33	10.43	13.72	75.99	65.58	429.23	452.53
Supranational	292.18	177.77	129.18	127.08	143.02	164.46	44.99	36.45	609.37	505.76
Total held-to-maturity investments	**1,225.55**	**1,123.80**	**925.71**	**926.42**	**412.70**	**480.63**	**336.86**	**257.75**	**2,900.82**	**2,788.60**

The nominal balance of the Bank's held-to-maturity investments as at June 30, 2009, was UA 2,945.35 million (2008: UA 2,819.58 million). The average yield of held-to-maturity investments for the six months ended June 30, 2009 was 4.63% (2008: 4.85%).

The contractual maturity structure of held-to-maturity investments as at June 30, 2009 and 2008 was as follows:

[UA millions]

	2009	2008
One year or less	291.99	394.63
More than one year but less than two years	521.21	280.68
More than two years but less than three years	367.27	506.78
More than three years but less than four years	406.25	352.76
More than four years but less than five years	200.88	364.64
More than five years	1,113.22	889.11
Total	**2,900.82**	**2,788.60**

The fair value of held-to-maturity investments at June 30, 2009 was UA 2,965.37 million (2008: UA 2,761.14 million).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at June 30, 2009 and 2008 were as follows:

[UA thousands]

	2009		2008	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	394 671	376 683	291 247	758 814
Interest rate swaps	124 529	15 294	73 253	29 644
Loan swaps	10 178	37 630	36 909	9 653
Embedded derivatives	332	495	312	724
	529 710	430 102	401 721	798 835
Investments-related:				
Asset swaps	178	2 634	392	5 801
Futures		2 080	-	-
Macro-hedge swaps	41 845	-	8 087	-
	42 023	4 714	8 479	5 801
Total	**571 733**	**434 816**	**410 200**	**804 636**

The notional amounts of derivative financial assets and financial liabilities at June 30, 2009 and 2008 were as follows:

(UA thousands)	2009	2008
Borrowings-related:		
Cross-currency swaps	6,218,488	4,788,379
Interest rate swaps	3,040,924	2,882,061
Loan swaps	964,034	996,265
Embedded derivatives	22,157	18,985
	10,245,603	8,685,690
Investments-related:		
Asset swaps	104,110	100,595
Futures	8,044,703	-
Macro-hedge swaps	522,830	451,454
	8,671,643	552,049
Total	**18,917,246**	**9,237,739**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Administrative Expenses Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency;

   Or

2) Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.
2) Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At June 30, 2009 and 2008, the non-negotiable notes balances were as follows:

[UA thousands]	**2009**	2008
Balance at January 1	11,861	15,385
Net movement for period	(985)	(930)
Balance at June 30	**10,876**	**14,455**

NOTE I – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved

by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6)-month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower's chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For nonsovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

At June 30, 2009 and 2008 outstanding loans were as follows:

[UA thousands]	2009	2008
Disbursed and outstanding loans	6,253,249	5,685,005
Less: accumulated provision for impairment	(101,735)	(202,182)
Balance at June 30	**6,151,514**	**5,482,823**

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at June 30, 2009 and 2008 was as follows:

[UA millions]

	2009				2008
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	260.92	218.81	277.14	756.87	945.61
More than one year but less than two years	202.78	175.05	134.67	512.50	477.69
More than two years but less than three years	211.15	175.93	90.72	477.80	480.33
More than three years but less than four years	221.83	189.00	51.45	462.28	440.58
More than four years but less than five years	233.93	199.24	33.50	466.67	412.55
More than five years	2,077.37	1,482.49	17.27	3,577.13	2,928.24
Total	**3,207.98**	**2,440.52**	**604.75**	**6,253.25**	**5,685.00**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at June 30, 2009 and 2008 were as follows:

(Amounts in UA millions)			2009		2008	
			Amount	**%**	**Amount**	**%**
Fixed Rate:	Multi-Currency	Euro	93.31		154.09	
		Japanese Yen	381.23		376.06	
		Pound Sterling	2.59		2.97	
		Swiss Franc	138.46		164.23	
		US Dollar	229.19		290.94	
		Others	0.47		0.86	
			845.25	13.52	989.15	17.40
	Single Currency	Euro	2,145.71		1,911.51	
		Japanese Yen	12.89		12.43	
		Pound Sterling	-		-	
		South African Rand	66.73		61.85	
		Swiss Franc	-		-	
		US Dollar	137.40		106.16	
			2,362.73	37.78	2,091.95	36.80
Floating Rate:	Single Currency	Euro	582.03		546.82	
		Japanese Yen	22.10		15.73	
		South African Rand	273.19		111.25	
		US Dollar	1,563.20		1,085.75	
			2,440.52	39.03	1,759.55	30.95
Variable Rate:	Multi-Currency	Euro	132.02		167.61	
		Japanese Yen	26.59		31.05	
		Swiss Franc	0.63		0.89	
		US Dollar	138.17		145.76	
		Others	0.09		0.14	
			297.50	4.76	345.45	6.07
	Single Currency	Euro	111.59		213.03	
		Japanese Yen	76.36		108.62	
		Swiss Franc	6.39		16.96	
		US Dollar	112.88		160.25	
		Others	0.03		0.04	
			307.25	4.91	498.90	8.78
Total			**6,253.25**	**100.00**	**5,685.00**	**100.00**

The weighted-average yield on outstanding loans for the period ended June 30, 2009 was 4.97% (2008: 5.78%).

A comparative summary of the currency composition of outstanding loans at June 30, 2009 and 2008 follows:

(Amounts in UA millions)	2009		2008	
	Amount	%	Amount	%
Euro	3,064.66	49.01	2,993.07	3.20
Japanese Yen	519.17	8.30	543.89	52.65
Swiss Franc	145.48	2.32	182.08	0.05
Pound Sterling	2.59	0.04	2.97	9.57
US Dollar	2,180.84	34.88	1,788.87	31.47
South African Rand	339.92	5.44	173.09	3.04
Others	0.59	0.01	1.03	0.02
Total	**6,253.25**	**100.00**	**5,685.00**	**100.00**

Accrued Income and Charges Receivables on Loans

The accrued income and charges receivable on loans as at June 30, 2009 and 2008 were as follows:

[UA thousands]	2009	2008
Accrued income and charges receivable on loans	338,919	450,655
Less: accumulated provision for impairment	(119,598)	(180,947)
Balance at June 30	**219,321**	**269,708**

Provision for Impairment on Loan Principal and Charges Receivable

At June 30, 2009 outstanding loans with an aggregate principal balance of UA 269.70 million (2008: UA 605.33 million), of which UA 228.41 million (2008: UA 453.28 million) was overdue, were considered to be impaired. The gross amounts of loans and charges receivable that were impaired and the cumulative impairment on them at June 30, 2009 and 2008 were as follows:

[UA thousands]	2009	2008
Outstanding balance on impaired loans	269,703	605,328
Less: accumulated provision for impairment	(101,735)	(202,182)
Net balance on impaired loans	**167,968**	**403,146**
Charges receivable and accrued income on impaired loans	178,760	275,554
Less: accumulated provision for impairment	(119,598)	(180,947)
Net charges receivable and accrued income on impaired loans	**59,162**	**94,607**

The movements in the accumulated provision for impairment on outstanding loan principal for the six months ended June 30, 2009 and 2008 was as follows:

[UA thousands]	2009	2008
Balance at January 1	102,643	196,016
Provision for impairment on loan principal for the period	928	5,113
Translation effects	(1,836)	1,053
Balance at June 30	**101,735**	**202,182**

Accumulated provision for loan impairment included those relating to private sector loans. During the period ended June 30, 2009 there was no additional impairment provision for private sector loans.

The accumulated provisions on private sector loans at June 30, 2009 amounted to UA 12.31 million.

The movement in the accumulated provision for impairment on loan interest and charges receivable for the period to June 30, 2009 and 2008 was as follows:

[UA thousands]	2009	2008
Balance at January 1	115,631	168,701
Provision for impairment on loan charges for the period	6,711	11,325
Translation effects	(2,744)	921
Balance at June 30	**119,598**	**180,947**

Guarantees
The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At June 30, 2009, there were no irrevocable reimbursement guarantees issued by the Bank to commercial banks. (2008: UA 0.99 million).

Also, the Bank may provide guarantees for securities issued by an entity eligible for the Bank's loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At June 30, 2009 and 2008, the Bank had no outstanding guarantee to any entity.

NOTE J – EQUITY PARTICIPATIONS

Investment in ADF
The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the six months ended June 30, 2009 amounted to UA 75.24 million (2008: UA 67.53 million), representing 73.62% (2008: 70.20%) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At June 30, 2009, the Bank's pro-rata or economic share in ADF was 0.75% (2008: 0.82%).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative, the net asset value of ADF which is the basis for determining the value of the Banks investment in the Fund declined in 2007, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and are therefore due for MDRI loan cancellation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25% of the equity capital of the entity in which it invests. The Bank currently holds less than 20% of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In the exceptional instances where the Bank has more than 20% but less than 50% ownership, such investments are accounted for as investments in associates. The Board of Governors' Resolution B/BG/2009/10 of May 13, 2009 revised the limit for the total equity investment by the Bank from ten percent 10% previously fixed by Resolution B/BG/2001/09 of May 29, 2001, to fifteen percent (15%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

NOTE K – OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. Such investments are classified as available-for-sale.

The fair value of "Other debt securities" at June 30, 2009 and 2008 was as follows:

[UA thousands]	**2009**	2008
Investment in debt instruments issued in RMC	68,815	90,617

The nominal value of the securities outstanding as at June 30, 2009, was UA 83.83 million (2008: UA 78.33 million).

NOTE L – BORROWINGS

Through to December 31, 2008, the Bank's policy was to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries.

The revised capital adequacy framework approved by the Board of Directors on March 18, 2009 adopted the use of a single ratio, Debt to Usable Capital, to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt to 100% of Usable Capital, which includes the callable capital of its non-borrowing members rated A- or better. Applying the revised framework, Usable Capital at June 30, 2009 was UA 12,258.64 million.

As at June 30, 2009 and 2008, the senior and the subordinated borrowings were as follows:

[UA millions]	**2009**	2008
Senior borrowing	7,100.92	5,680.11
Surbodinated borrowing	963.60	661.68
Total	**8,064.52**	**6,341.79**

As of the same date, the non-borrowing members' callable capital, total callable capital, the ratio of total outstanding borrowings to the total callable capital and the ratio of senior debt to the non-borrowing members' callable capital were as follows:

(Amount in UA millions)	2009	2008
Non-Borrowing Callable Capital	**8,581.11**	8,534.51
Total Callable Capital	**19,454.68**	19,394.42
Borrowing's ratio (%)		
Debt/ Callable capital	**41.45**	32.70
Senior debt/ Callable Capital of non borrowing member	**85.56**	66.55

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at June 30, 2009 was as follows:

i) Borrowings Carried at Fair Value

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	1,706.99	216.45	1,923.44
More than one year but less than two years	884.39	8.78	893.17
More than two years but less than three years	691.15	1.93	693.08
More than three years but less than four years	657.33	-	657.33
More than four years but less than five years	1,502.28	-	1,502.28
More than five years	1,431.62	-	1,431.62
Total	**6,873.76**	**227.16**	**7,100.92**

ii) Borrowings Carried at Amortized Cost

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	-	22.16	22.16
More than one year but less than two years	7.66	-	7.66
More than two years but less than three years	12.52	-	12.52
More than three years but less than four years	-	-	-
More than four years but less than five years	268.57	-	268.57
More than five years	656.37	-	656.37
Sub-total	**945.12**	**22.16**	**967.28**
Net unamortized premium and discount	(3.68)	-	(3.68)
Total	**941.44**	**22.16**	**963.60**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at June 30, 2008 was as follows:

i) Borrowings Carried at Fair Value

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	955.76	224.35	1,180.11
More than one year but less than two years	1,628.65	20.92	1,649.57
More than two years but less than three years	480.96	3.42	484.38
More than three years but less than four years	8.59	1.71	10.30
More than four years but less than five years	616.24	-	616.24
More than five years	1,501.84	-	1,501.84
Total	**5,192.04**	**250.4**	**5,442.44**

ii) Borrowings Carried at Amortized Cost

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	26.42	**76.52**	102.94
More than one year but less than two years		-	-
More than two years but less than three years	9.35	-	9.35
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	790.93	-	790.93
Sub-total	**826.70**	**76.52**	**903.22**
Net unamortized premium and discount	(3.87)	-	(3.87)
Total	**822.83**	**76.52**	**899.35**

The fair value of borrowings carried at fair value through profit or loss at June 30, 2009 was UA 7,100.92 million (2008: UA 5,442.44 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity as at June 30, 2009 was UA 7,398.14 million (2008: UA 5,347.70 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a net gain of UA 157.30 million on fair-valued borrowings and related derivatives for the period ended June 30, 2009 (2008: UA 11.65 million). This included a gain of UA 53.61 million which was attributable to changes in the Bank's credit risk during the period ended June 30, 2009 (2008: loss of UA 5.29 million). Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at June 30, 2009, the cumulative unrealized fair value losses to date were UA 165.39 million (2008: losses of UA 94.74 million).

NOTE M – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In
Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five General Capital Increases (GCI). The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.
Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank's capital as at June 30, 2009 and 2008 was as follows:

(UA thousands)	2009	2008
Capital Authorized (in shares of UA 10 000 each)	21,870,000	21,870,000
Less: Unsubscribed	(61,285)	(120,612)
Subscribed Capital	21,808,715	21,749,388
Less: Callable Capital	(19,454,683)	(19,394,416)
Paid-up Capital	2,354,032	2,354,972
Shares to be issued upon payment of future installments	(1,759)	(12,300)
Add: Amounts paid in advance	108	101
	2,352,381	2,342,773
Less: Amounts in arrears	(2,625)	(1,881)
Capital at June 30	**2,349,756**	2,340,892

Included in the total unsubscribed shares of UA 61.29 million at June 30, 2009, was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at June 30, 2009 were as follows:

[Amounts in UA thousands]

	MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	86,973	3.988	94,931	774,820	87,598	3.934
2	ANGOLA	25,405	1.165	28,837	225,212	26,030	1.169
3	BENIN	4,245	0.195	4,817	37,633	4,870	0.219
4	BOTSWANA	46,633	2.138	52,925	413,405	47,258	2.122
5	BURKINA FASO	9,307	0.427	10,920	82,155	9,932	0.446
6	BURUNDI	5,173	0.237	6,465	45,256	5,798	0.260
7	CAMEROON	22,628	1.038	25,524	200,371	22,936	1.030
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.103
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.075	2,052	14,360	2,266	0.102
11	COMOROS	484	0.022	577	4,250	1,086	0.049
12	CONGO	9,875	0.453	11,590	87,170	10,500	0.472
13	COTE D'IVOIRE	81,008	3.715	101,260	708,820	81,633	3.666
14	DEMOCRATIC REPUBLIC OF CONGO	22,740	1.043	28,426	198,975	23,365	1.049
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,829	5.128	126,920	991,370	112,454	5.050
17	EQUATORIAL GUINEA	3,481	0.160	3,584	30,517	3,529	0.158
18	ERITREA	2,003	0.092	2,506	17,522	2,628	0.118
19	ETHIOPIA	34,778	1.595	39,470	308,310	35,403	1.590
20	GABON	27,229	1.249	32,684	238,255	26,765	1.202
21	GAMBIA	3,341	0.153	3,828	29,523	3,915	0.176
22	GHANA	49,653	2.277	54,791	441,751	50,278	2.258
23	GUINEA	8,868	0.407	10,658	78,031	9,494	0.426
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,707	1.454	35,990	281,080	32,332	1.452
26	LESOTHO	3,324	0.152	3,773	29,470	3,949	0.177
27	LIBERIA	4,230	0.194	5,287	37,017	4,855	0.218
28	LIBYA	83,595	3.833	92,977	742,978	84,220	3.782
29	MADAGASCAR	14,162	0.649	16,070	125,550	14,787	0.664
30	MALAWI	6,472	0.297	8,090	56,630	7,097	0.319
31	MALI	9,536	0.437	10,937	84,411	10,161	0.456
32	MAURITANIA	3,213	0.147	4,015	28,116	3,838	0.172
33	MAURITIUS	14,094	0.646	16,000	124,940	14,719	0.661
34	MOROCCO	72,268	3.314	82,020	640,660	72,893	3.274
35	MOZAMBIQUE	13,766	0.631	15,636	122,038	14,391	0.646
36	NAMIBIA	7,397	0.339	8,400	65,570	8,022	0.360
37	NIGER	5,526	0.253	6,908	48,353	6,151	0.276
38	NIGERIA	193,176	8.859	221,847	1,709,933	193,802	8.704
39	RWANDA	2,902	0.133	3,333	25,683	3,527	0.158
40	SAO TOME & PRINCIPE	1,489	0.068	1,864	13,024	2,114	0.095
41	SENEGAL	21,878	1.003	25,254	193,471	22,364	1.004
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.083
43	SIERRA LEONE	5,298	0.243	6,623	46,361	5,923	0.266
44	SOMALIA	1,941	0.089	2,427	16,986	2,566	0.115
45	SOUTH AFRICA	99,873	4.580	84,442	914,310	100,498	4.513
46	SUDAN	8,830	0.405	11,036	77,257	9,455	0.425
47	SWAZILAND	7,251	0.333	8,230	64,280	7,876	0.354
48	TANZANIA	17,860	0.819	20,685	157,927	18,486	0.830
49	TOGO	3,452	0.158	4,314	30,201	4,077	0.183
50	TUNISIA	30,492	1.398	34,610	270,310	31,117	1.397
51	UGANDA	11,011	0.505	13,331	96,787	11,637	0.523
52	ZAMBIA	27,091	1.242	31,341	239,572	27,717	1.245
53	ZIMBABWE	45,028	2.065	54,094	396,188	45,653	2.050
Total Regionals		**1,309,839**	**60.065**	**1,479,374**	**11,616,558**	**1,340,772**	**59.216**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
54 ARGENTINA	5,846	0.268	6,108	52,364	6,472	0.291
55 AUSTRIA	9,707	0.445	9,720	87,350	10,332	0.464
56 BELGIUM	13,957	0.640	13,980	125,600	14,583	0.655
57 BRAZIL	9,673	0.444	9,700	87,036	10,299	0.463
58 CANADA	81,648	3.744	81,750	734,730	82,273	3.695
59 CHINA	24,300	1.114	24,330	218,670	24,925	1.119
60 DENMARK	25,168	1.154	25,200	226,480	25,793	1.158
61 FINLAND	10,627	0.487	10,640	95,630	11,252	0.505
62 FRANCE	81,648	3.744	81,750	734,730	82,273	3.695
63 GERMANY	89,631	4.110	89,740	806,570	90,256	4.053
64 INDIA	4,860	0.223	4,870	43,730	5,485	0.246
65 ITALY	52,644	2.414	52,710	473,730	53,269	2.392
66 JAPAN	119,400	5.475	119,550	1,074,450	120,025	5.390
67 KOREA	9,707	0.445	9,720	87,350	10,332	0.464
68 KUWAIT	9,707	0.445	9,720	87,350	10,332	0.464
69 NETHERLANDS	18,607	0.853	17,631	168,450	19,232	0.864
70 NORWAY	25,168	1.154	25,200	226,480	25,793	1.158
71 PORTUGAL	5,221	0.239	5,238	46,980	5,846	0.263
72 SAUDI ARABIA	4,212	0.193	4,220	37,900	4,837	0.217
73 SPAIN	23,034	1.056	21,870	208,470	23,659	1.063
74 SWEDEN	33,592	1.540	33,630	302,290	34,217	1.537
75 SWITZERLAND	31,882	1.462	31,920	286,900	32,507	1.460
76 UNITED KINGDOM	36,554	1.676	36,600	328,940	37,179	1.670
77 UNITED STATES OF AMERICA	144,053	6.606	144,585	1,295,949	144,678	6.498
Total Non-Regionals	**870,846**	**39.935**	**870,381**	**7,838,129**	**885,849**	**39.785**
Total Regionals	**1,309,839**	**60.065**	**1,479,375**	**11,616,554**	**1,340,772**	**60.215**
Grand Total	**2,180,685**	**100.000**	**2,349,756**	**19,454,683**	**2,226,621**	**100.000**

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At June 30, 2009 and 2008, the Cumulative Exchange Adjustment on Subscriptions was as follows:

[UA thousands]	2009	2008
Balance at January 1	161,028	160,075
Net conversion losses on new subscriptions	826	(101)
Balance at June 30	**161,854**	**159,974**

Reserves

Reserves consist of retained earnings and fair value gains on available-for-sale investments.

Retained Earnings

Retained earnings included the net income for the period, after taking into account transfers approved by the Board of Governors, and net expenses recognized directly in equity. Retained earnings as at June 30, 2009 and 2008 were as follows:

[UA thousands]	
Balance at January 1, 2008	2,498,288
Net income for period	(160,419)
Balance at June 30, 2008	**2,337,869**
Balance at January 1, 2009	2,460,137
Net income for the current period	79,990
Balance at June 30, 2009	**2,540,127**

In May 2009, the Board of Governors of the Bank approved the transfer of UA 23.98 million (2008: UA 20.70 million) and UA 162.68 million (2008:UA 227.30 million) from the income earned for the year ended December 31, 2008 to surplus account and to certain entities for development purposes, respectively.

Transfers to entities for development purposes, including those made from the surplus account, for the period ended June 30, 2009 and 2008 was as follows:

(UA thousands)	2009	2008
African Development Fund (ADF)	25,000	109,000
Post Conflict Assistance - DRC	65,680	62,000
Middle Income Country Technical Assistance Fund	10,000	25,000
Fragile States facility	60,000	-
Highly Indebted Poor Countries	-	15,000
NEPAD Infrastructure Project Preparation Facility	-	6,300
Africa Fertilizer Development Financing Mechanism	-	5,000
Fund for African Private Sector Assistance	2,000	5,000
Balance at December 31	**162,680**	**227,300**

Fair Value (Losses)/Gains on Available-for-Sale Investments

At June 30, 2009 and 2008, the fair value (losses)/gains on available-for-sale investments were as follows:

[UA thousands]	2009	2008
Balance at January 1	15,336	33,510
Net (loss)/ gain for the period	(13,681)	10837
Balance at June 30	**1,655**	**44,347**

NOTE N – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the period ended June 30, 2009 and 2008 was as follows:

[UA thousands]	**2009**	2008
Interest income on loans not impaired	143,851	143,282
Interest income on impaired loans	7,700	15,767
Commitment charges	1,224	1,958
Statutory commission	198	300
Total	**152,973**	**161,307**

Income from Investments and Related Derivatives

Income from investments for the period ended June, 2009 and 2008 was as follows:

[UA thousands]	**2009**	2008
Interest income	95,847	123,865
Realized and unrealized fair value losses	12,566	(17,352)
Total	**108,413**	**106,513**

Total interest income on HTM investment for the period ended June 30, 2009 was UA 58.09 million (2008: UA 60.87 million).

NOTE O – BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the period ended June 30, 2009 and 2008 were as follows:

[UA thousands]	**2009**	2008
Charges to bond issuers	140,931	120,830
Amortization of issuance costs	713	(1,795)
Total	**141,644**	**119,035**

Total interest expense for financial liabilities not at fair value through profit or loss for the period ended June 30, 2009 was UA 34.10 million (2008: UA 28.47 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the period ended June 30, 2009 and 2008 was as follows:

[UA thousands]	2009	2008
Interest on derivatives payable	193,105	192,023
Interest on derivatives receivable	(172,475)	(150,090)
Total	**20,630**	**41,933**

Unrealized (Loss)/Gain on Fair-Valued Borrowings and Related Derivatives

Unrealized gain/(loss) on fair-valued borrowings and related derivatives for the period ended June 30, 2009 and 2008 was as follows:

[UA thousands]	2009	2008
Fair-valued borrowings	259,823	25,219
Cross-currency swaps	(52,238)	(21,264)
Interest rate swaps	(50,288)	(15,606)
Total	**157,297**	**(11,651)**

Unrealized (Loss)/Gain on Derivatives on Non-Fair Valued Borrowings and Others

Unrealized net (loss)/gain on derivatives on non-fair valued borrowings and others for the period ended June 30, 2009 and 2008 was as follows:

[UA thousands]	2009	2008
Interest rate swaps	(4,170)	25,445
Cross-currency swaps	(20,053)	(2,735)
Macro hedge swaps	217	(9,552)
Embedded derivatives	404	250
Total	**(23,602)**	**13,408**

NOTE P – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank as well as those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

[UA thousands]	2009	2008
Personnel expenses	75,590	69,251
Other general expenses	26,607	24,223
Total	**102,197**	**93,474**
Reimbursable by ADF	(75,239)	(67,525)
Reimbursable by NTF	(648)	(891)
Net	**26,310**	**25,058**

NOTE Q – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and were recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service cost of UA 1.07 million were reported in the 2007 financial statements. In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which has been immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP's liabilities. At June 30, 2009, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependants.

NOTE R – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is composed of eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.
The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations to the Fund, to further its objectives. Allocations from the Bank's income to ADF are reported as Other Resources in the

Fund's financial statements. Net income allocation from the 2008 income of the Bank to ADF amounted to UA 25.00 million (2007: UA 109 million.

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this connection; the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note P.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the period ended June 30, 2009, and 2008 was made up as follows:

(UA thousands)	**2009**	2008
Salaries	7,597	8,616
Termination and other benefits	1,929	2,593
Contribution to retirement and medical plan	1,666	1,849
Total	**11,192**	**13,058**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At June 30, 2009 outstanding balances on loans and advances to management staff amounted to UA 3.11 million (2008: UA 3.86 million). There was no impairment on debts due from related parties.

NOTE S – SUPPLEMENTARY DISCLOSURES

EXCHANGE RATES

The rates used for translating currencies into Units of Account at June 30, 2009 and 2008 were as follows:

		2009	2008
1 UA = SDR =	Algerian Dinar	108.864000	107.39100
	Angolan Kwanza	120.448000	121.81400
	Botswana Pula	10.495100	10.65630
	Brazilian Real	3.023580	2.625060
	Canadian Dollar	1.795730	1.664000
	Chinese Yuan	10.604700	11.205100
	CFA Franc	720.385000	679.768000
	Danish kroner	8.178550	7.728630
	Egyptian Pound	8.695980	8.711580
	Ethiopian Birr	16.218300	14.539400
	Euro	1.098220	1.036300
	Gambian Dalasi	41.227200	32.004900
	Ghanaian Cedi	2.267890	1.570450
	Guinean Franc	7,644.730000	8,283.200000
	Indian Rupee	74.305200	70.163600
	Japanese Yen	148.936000	173.817000
	Kenyan Shilling	120.249000	100.89500
	Korean Won	1,995.100000	1,704.520000
	Kuwaiti Dinar	0.445567	0.432582
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	410.875000	400.332000
	Moroccan Dirham	12.383600	11.968300
	Nigerian Naira	229.370000	191.570000
	Norwegian Krone	9.903830	8.299720
	Pound Sterling	0.937339	0.820210
	Sao Tomé Dobra	24,863.600000	23,322.100000
	Saudi Arabian Riyal	5.820860	6.126060
	South African Rand	11.928900	12.766700
	Swedish Krona	11.932700	9.746970
	Swiss Franc	1.676870	1.662530
	Tunisian Dinar	2.088940	1.908690
	Ugandan Shilling	3,220.260000	2,638.870000
	US Dollar	1.552230	1.633620
	Zimbabwean Dollar	391.005000	391.005000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

RECEIVED
2009 OCT 20 P 3:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF
AFRICAN DEVELOPMENT BANK

In respect of its

USD500,000,000 Global Floating Rate Notes due July, 2012

Filed pursuant to Rule 3 of Regulation AFDB

DATED: JULY 22, 2009

The following information regarding the Global Floating Rate Notes due July, 2012 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-24 and the Pricing Supplement.

(i) Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5UB.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement under the caption "Distribution", items 36-38.

On July 21, 2009, the Bank entered into a Subscription Agreement with Deutsche Bank Securities Inc. (herein referred to as the "**Manager**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) The Manager acknowledges that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD500,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	100%	0.075%	99.925%
Total	$500,000,000	$375,000	$499,625,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Combined management and underwriting commission and selling concession of 0.075% of the principal amount.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**	$88,000
Total	$88,000

Item 6. Application of Proceeds

See the Information Memorandum page 25.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated July 21, 2009.

B. Copy of Information Memorandum, dated July 8, 2008.

C. Copy of the Subscription Agreement, dated July 21, 2009.

D. Copy of Opinion dated July 22, 2009, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

---

* Without deducting expenses of the Bank

** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2009 Borrowing Programme.

EXHIBIT A

Pricing Supplement dated 21 July 2009

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$500,000,000 Global Floating Rate Notes due July 2012

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 July 2008. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:	African Development Bank
2.	(i) Series Number:	342
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	U.S. Dollars
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S.$500,000,000
	(ii) Tranche:	U.S.$500,000,000
5.	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	U.S.$499,625,000
6.	Specified Denominations:	U.S.$1,000
7.	(i) Issue Date:	22 July 2009
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	Interest Payment Date falling in or nearest to July 2012
9.	Interest Basis:	3-month U.S.$ LIBOR plus 0.125 per cent. Floating Rate
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Listing:	Not Applicable
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s)	As defined in the Conditions
	(ii) Specified Interest Payment Dates:	22 October, 22 January, 22 April and 22 July in each year, commencing on 22 October 2009
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London and New York City
	(v) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Principal Paying Agent):	Principal Paying Agent
	(viii) Screen Rate Determination:	
	• Relevant Time:	Not Applicable
	• Interest Determination Date:	Second Business Day immediately preceding the first day of each Interest Period
	• Primary Source for Floating Rate:	Reuters LIBOR01
	• Reference Banks	Not Applicable
	• Relevant Financial Centre:	London
	• Benchmark	3-month U.S.$ LIBOR
	• Representative Amount	Not Applicable
	• Effective Date:	Not Applicable

• Specified Duration:	Not Applicable
(ix) ISDA Determination:	Not Applicable
(x) Relevant Margin(s):	0.125 per cent.
(xi) Minimum Rate of Interest:	Not Applicable
(xii) Maximum Rate of Interest:	Not Applicable
(xiii) Day Count Fraction:	Actual/360
(xiv) Rate Multiplier:	Not Applicable
(xv) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18. **Zero Coupon Note Provisions**	Not Applicable
19. **Index-Linked Interest Note Provisions**	Not Applicable
20. **Dual Currency Interest Note Provisions**	Not Applicable
21. **Variable Coupon Amount Notes:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22. **Call Option**	Not Applicable
23. **Put Option**	Not Applicable
24. **Final Redemption Amount of each Note**	Par
25. **Early Redemption Amount**	As set out in the Conditions
Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
26. **Variable Redemption Amount Notes**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. Form of Notes:	
Bearer Notes:	Not Applicable
Registered Notes:	
(i) Registrar and Transfer Agents	Citibank, N.A., 21st Floor, Citigroup

		Centre, Canada Square, Canary Wharf, London E14 5UB (Registrar) Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg (Transfer Agent)
	(ii) DTC Application	Yes
	(iii) Australian Domestic Notes:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English law

DISTRIBUTION

36.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of Dealer:	Deutsche Bank Securities Inc.
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAF60

40.	Common Code:	044172224
41.	Any clearing system(s) other than Euroclear and Clearstream and the relevant identification number(s):	DTC, CUSIP: 00828EAF6
42.	Delivery:	Delivery versus payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By: ______________________

Duly authorised

EXHIBIT B

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the Euro MTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to listing and trading on the regulated market of the Luxembourg Stock Exchange for a period of 12 months from the date hereof. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. This Information Memorandum supersedes and replaces the Information Memorandum dated 6 July 2007.

Arranger

Citi

Dealers

Australia and New Zealand Banking Group Limited

Barclays Capital

BNP PARIBAS

Citi

Credit Suisse

Daiwa Securities SMBC Europe

Dresdner Kleinwort

Goldman Sachs International

HSBC

JPMorgan

Lehman Brothers

Merrill Lynch International

Mitsubishi UFJ Securities International plc

Mizuho International plc

Morgan Stanley

Nomura International

Shinkin International

Société Générale Corporate & Investment Banking

Standard Bank

Standard Chartered Bank

TD Securities

Information Memorandum dated 8 July 2008

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

The Dealers have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Programme.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 8 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or any agent of such Stabilising Manager(s)) in accordance with all applicable laws and rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "Information Statement") of the Bank, beginning with the Information Statement dated 7 September 2007;

(ii) the audited financial statements and reports of the independent auditors of the Bank for the years ended 31 December 2006 and 2005 and for the years ended 31 December 2007 and 2006 contained, respectively, in the 2006 and 2007 annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The table below sets out the relevant page references for, *inter alia*, the notes to and the reports of the independent auditors in the financial statements for 2006 and 2007 as set out in the respective annual reports:

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 24 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Dresdner Bank Aktiengesellschaft, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited with a common depositary for Euroclear Bank SA/NV, ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.
Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct,

	unsecured and general obligations of the Bank.
	The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.
Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of bonds, notes or other evidences of indebtedness of a maturity of more than one year issued, assumed or guaranteed by the Bank, as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc and the Australian Dollar), subject to compliance with all applicable legal or regulatory requirements.
Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may

	comprise one or more tranches ("Tranches" and each, a "Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes and all related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing and Trading	Each Series of Notes may be listed and traded on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 24 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 9 July 2003 and available for inspection at the specified office of the Issuing and Paying Agent and by their arrangement with Euroclear and/or Clearstream, Luxembourg.
Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".

Placement Commission	Placement of Notes by a Dealer to all non-Dealer/purchasers under the Facility will be subject to a placement commission payable to the placing Dealer.
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an amended and restated issuing and paying agency agreement dated 8 July 2008 (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York, Brussels, as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York, Brussels, in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form and Denomination

The Notes will be issued in bearer form or in registered form and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations (in the form set out in the Temporary Global Note) has been received by Euroclear Bank SA/NV ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations (in the form set out in the Temporary Global Note) has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 9 July 2003 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always

be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness of a maturity of more than one year heretofore or hereafter issued, assumed or guaranteed by the Bank for money borrowed (other than purchase money mortgages, pledges or other liens or charges on property purchased by the Bank as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such other bonds, notes or other evidences of indebtedness.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the holders of Subordinated Notes will receive no payments with respect to such Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or adequately provided for in the opinion of the Board of Directors of the Bank. In such event, the Bank shall within a reasonable time apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately provide for in the opinion of the Board of Directors of the Bank all of the Senior Notes outstanding at the date of such call, provided that the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date

shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a

period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/Actual (ISDA)" or "Actual/Actual" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified in the relevant Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement in relation to Notes other than Fixed Rate Notes, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30

(vi) if "30/360" is specified in the relevant Pricing Supplement in relation to Fixed Rate Notes, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360;

(vii) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30

(viii) if "30E/360 (ISDA)" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D_2 will be 30

(ix) if "Actual/Actual-ICMA" is specified in the relevant Pricing Supplement,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters") and Telerate ("Telerate")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons on any recognised Stock Exchange or otherwise. Any Notes or Coupons so purchased shall be promptly delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, upon the expiry of the appropriate notice and subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system; and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes for a continuous period of ninety days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for ninety days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all such defaults thereto existing shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *Luxemburger Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, Angle Rues Hedi Nouira et, Pierre de Coubertin, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the

amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes or the Coupons ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will be deposited on behalf of the subscribers of the relevant Notes with a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or about the issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership in the form set out in the Issuing and Paying Agency Agreement. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership in the form set out in the Issuing and Paying Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors – Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value

generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity and/or investors who are required to use the mark to market valuation of their holding of the Notes for accounting purposes.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity

of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder.

This summary is based on the U.S. Internal Revenue Code of 1986 (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its tax adviser with respect to the U.S. state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or

other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (y) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and a U.S. Holder that uses the cash method of accounting as to any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated

interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID in these circumstances, a U.S. Holder may recognise ordinary income or loss.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; and (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate".

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by

more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note is qualified stated interest and the amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously made on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must produce the comparable yield. If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be

ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and will reduce interest income in units of foreign currency. A U.S. Holder realises exchange gain or loss (taxable as ordinary income or loss) equal to the difference between exchange rates at that time and at the time of the acquisition of the Notes. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date the payment is received in the case of a cash basis U.S. Holder, (2) the date of disposition in the case of an accrual basis U.S. Holder, or (3) in the case of a Note traded on an

established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments).

Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder

took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their tax advisors regarding the applicability and consequences of information reporting and backup withholding.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Australia and New Zealand Banking Group Limited, Barclays Bank PLC, BNP Paribas, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Dresdner Bank Aktiengesellschaft, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Merrill Lynch International, Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International plc, Nomura International plc, Shinkin International Ltd., Société Générale, Standard Bank Plc, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in an amended and restated dealer agreement dated 8 July 2008 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer has acknowledged that the Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended the "FIEL"). Accordingly, each Dealer has represented, warranted and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and other relevant laws, regulations and ministerial guidelines of Japan.

The Netherlands

Each Dealer has severally represented and agreed that in respect of Zero Coupon Notes (as defined below) in definitive form of the Bank may only be transferred and accepted, directly or indirectly, within, from or into The Netherlands through the mediation of either the Bank or an admitted institution of Euronext Amsterdam N.V., (*toegelaten instelling*), in accordance with the Dutch Savings Certificates Act (*Wet inzake spaarbewijzen*) of 21 May 1985 (as amended). No such mediation is required (a) in respect of the transfer and acceptance of rights representing an interest in a Zero Coupon Note in global form, or (b) in respect of the initial issue of Zero Coupon Notes in definitive form to the first holders thereof, or (c) in respect of the transfer and acceptance of Zero Coupon Notes in definitive form between individuals not acting in the conduct of a business or profession, or (d) in respect of the transfer and acceptance of such Zero Coupon Notes within, from or into The Netherlands if all Zero Coupon Notes (either in definitive form or as rights representing an interest in a Zero Coupon Note in global form) of any particular Series are issued outside The Netherlands and are not distributed into The Netherlands in the course of initial distribution or immediately thereafter. In the event that the Savings Certificates Act applies, certain identification requirements in relation to the issue and transfer of, and payments on, Zero Coupon Notes have to be complied with. As used herein "Zero Coupon Notes" are Notes that are in bearer form and that constitute a claim for a fixed sum against the Bank and on which interest does not become due during their tenor or on which no interest is due whatsoever.

Each Dealer has represented and agreed that any Notes will either have a minimum denomination of euro 50,000 or be offered in the Netherlands only to professional market parties as defined in the Financial Supervision Act (*Wet op het financieel toezicht*) and the decrees issued pursuant thereto.

Singapore

Each Dealer has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, each Dealer has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that

corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

1. to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;
2. where no consideration is or will be given for the transfer; or
3. by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue, sale or purchase in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

Canada

Each Dealer has acknowledged, represented and agreed that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable securities laws in Canada and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements under applicable securities laws in Canada; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.

Each Dealer has agreed not to distribute or deliver the Information Memorandum or any other offering material relating to the Notes, in Canada in contravention of the securities laws of Canada or any province or territory thereof.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes a Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 July 2008 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes a Final Terms for the purposes of listing and trading Notes on the Regulated Market of the Luxembourg Stock Exchange. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 8 July 2008 [and the supplemental Information Memorandum dated [ ]], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:		African Development Bank
2.	(i)	Series Number:	[ ]
	(ii)	Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.	Specified Currency or Currencies:		[ ]
4.	Aggregate Nominal Amount:		
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]
5.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii)	Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:		[ ]
7.	(i)	Issue Date:	[ ]
	(ii)	Interest Commencement Date:	[ ]

8.	*Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[*specify reference rate*] +/–[ ] per cent. Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/Subordinated]
14.	Listing and Trading:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly/other (*specify*)] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount*[(*s*)] and the Interest Payment Date(s) to which they relate]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or other (*specify*)] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
	(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. only relevant where Day Count Fraction is Actual/ Actual (ICMA)*]

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)
	(i) Interest Period(s):	[ ]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(iv) Business Centre(s):	[ ]
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
	(vi) Interest Period Date(s):	[Not Applicable/*specify dates*]
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
	(viii) Screen Rate Determination:	
	– Relevant Time:	[ ]
	– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
	– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
	(ix) ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	– ISDA Definitions (if different from those set out in the Conditions:	[ ]

	(x) Relevant Margin(s):	[+/–][ ] per cent. per annum
	(xi) Minimum Rate of Interest:	[ ] per cent. per annum
	(xii) Maximum Rate of Interest:	[ ] per cent. per annum
	(xiii) Day Count Fraction:	[ ]
	(xiv) Rate Multiplier:	[ ]
	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Amortisation Yield:	[ ] per cent. per annum
	(ii) Day Count Fraction:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
19.	**Index-Linked Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv) Interest Period(s):	[ ]
	(v) Specified Interest Payment Dates:	[ ]
	(vi) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(vii) Business Centre(s):	[ ]
	(viii) Minimum Rate of Interest:	[ ] per cent. per annum
	(ix) Maximum Rate of Interest:	[ ] per cent. per annum
	(x) Day Count Fraction:	[ ]
20.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
	(v) Day Count Fraction:	[ ]
21.	**Variable Coupon Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
	(iii) If redeemable in part:	
	(a) Minimum nominal amount to be redeemed:	[ ]
	(b) Maximum nominal amount to be redeemed:	[ ]
	(iv) Option Exercise Date(s):	[ ]
	(v) Description of any other option of the Bank:	[ ]
	(vi) Notice period (if other than as set out in the Conditions):	[ ]
23.	**Put Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
	(iii) Option Exercise Date(s):	[ ]
	(iv) Description of any other Noteholders' option:	[ ]
	(v) Notice period (if other than as set out in the Conditions):	[ ]
24.	**Final Redemption Amount of each Note**	[Par/*other*/see Appendix]
25.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]
26.	**Variable Redemption Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. Form of Notes:	
Bearer Notes:	[Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.] [Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.] [Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].
Registered Notes:	
Registrar and Transfer Agents	[*Name and specified offices*]
(i) DTC Application	[Yes/No/*give details*]
(ii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
28. Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29. Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31. Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33. Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34. Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35. Governing law:	[English/*please specify*]

DISTRIBUTION

36. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
37. If non-syndicated, name of Dealer:	[Not Applicable/*give name*]

38.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

39.	ISIN Code:	[ ]
40.	Common Code:	[ ]
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
42.	Delivery:	Delivery [against/free of] payment
43.	Changes to the Agent(s) (if any):	[ ]
44.	Applicable TEFRA Rules:	D Rules/Not Applicable
45.	Additional United States Federal Income Tax Consequences:	[Not Applicable/*give details*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange and admission to trading on the Official List of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:____

Duly Authorised

GENERAL INFORMATION

1. The establishment of the Facility was authorised by a resolution of the Board of Directors of the Bank adopted on 3 March 1993. On 16 December 1996 the Board of Directors of the Bank authorised an increase in the Facility Amount to U.S.$1,000,000,000 and on 14 December 1998 the Board of Directors of the Bank authorised a further increase in the Facility Amount to U.S.$1,500,000,000. On 12 January 2000 the Board of Directors of the Bank authorised a further increase in the Facility Amount to U.S.$3,000,000,000. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2007.

5. The annual accounts of the Bank for the financial year ended 31 December 2006 have been audited by Deloitte & Touche and the annual accounts of the Bank for the financial year ended 31 December 2007 have been audited by KPMG Audit. The annual accounts of the Bank for the financial year 31 December 2007 have on 14 May 2008 been approved by the Board of Governors of the Bank.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at (and, in the case of items (b), (e) and (f) obtainable from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Australia and New Zealand Banking Group Limited
Level 2, 20 Martin Place
Sydney NSW 2000
Australia

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Dresdner Bank Aktiengesellschaft
Jürgen-Ponto-Platz 1
D-60301
Frankfurt am Main

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Shinkin International Ltd.
4th Floor, River Plate House
7-11 Finsbury Circus
London EC2M 7YA

Société Générale
29, Boulevard Haussmann
75009 Paris

Standard Bank Plc
Cannon Bridge House
25 Dowgate Hill
London EC4R 2SB

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue de Ghana
Angle rues Hedi Nouira et Pierre de Coubertin BP 323
1002 Tunis Belvedere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters LLP
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law and US Federal Tax law
Allen & Overy LLP
One Bishops Square
London E1 6AD

To the Issuer and to the Dealers as to Australian law
Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
21st Floor
Citigroup Centre
Canary Wharf
London E14 5UB

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

The Bank of New York, Brussels
35 Avenue des arts
Kunstlaan
B-1040 Brussels

AUDITORS TO THE BANK

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

(For the financial year ended 31 December 2006)

KPMG Audit
1, Cours Volmy
92923 Paris
La Défense Cedex
France

(For the financial year ended 31 December 2007)

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-2953 Luxembourg

EXHIBIT C

SUBSCRIPTION AGREEMENT

To: Deutsche Bank Securities Inc.

(the **Manager**)

21 July, 2009

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to an Amended and Restated Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 July 2008 and made between, among others, the Bank and the Dealers party thereto, to issue U.S.$500,000,000 Global Floating Rate Notes due July 2012 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out under the heading "Terms and Conditions of the Notes" in the Information Memorandum relating to the Global Debt Issuance Facility dated 8 July 2008 and in the pricing supplement dated 21 July 2009 attached hereto.

Subject to receipt by the Manager, in form reasonably satisfactory to the Manager, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Manager agrees to subscribe and pay for the Notes on 22 July 2009 (the **Closing Date**) at the subscription price of 99.925 per cent. (being the issue price of 100 per cent. less the combined management and underwriting commission of 0.075 per cent.) plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Manager to subscribe and pay for the Notes is conditional upon the receipt by the Manager of the following documentation:

(a) Legal Opinion of General Counsel and Director, Legal Department of the Bank;

(b) Legal Opinion of Allen & Overy LLP, English law advisers to the Manager;

(c) Officer's Certificate; and

(d) A Letter of Representation signed by the Bank and countersigned by The Depository Trust Company (**DTC**).

Notwithstanding anything herein contained, the Manager or the Bank (after prior consultation with each other) may, by notice to the Bank or the Manager, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Manager or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank or the Manager, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

The Manager acknowledges that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$500,000,000.

This Agreement, and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, English law. The Bank and the Manager hereby submit to the jurisdiction of the English courts for the adjudication of any legal action or proceedings arising out of or in connection with this Agreement (**Proceedings**) (including any Proceedings relating to any non-contractual obligations arising out of or in connection with this Agreement). These submissions are made for the benefit of each of the Manager and the Bank respectively and shall not affect the right of the Manager and the Bank respectively and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any court of competent jurisdiction preclude any of them from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not).

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

African Development Bank

By: THIERRY DE LONGUEMAR
VICE PRESIDENT, FINANCE

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

21 July 2009

Deutsche Bank Securities Inc.

By:

(Duly authorised)

This Agreement, and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, English law. The Bank and the Manager hereby submit to the jurisdiction of the English courts for the adjudication of any legal action or proceedings arising out of or in connection with this Agreement (**Proceedings**) (including any Proceedings relating to any non-contractual obligations arising out of or in connection with this Agreement). These submissions are made for the benefit of each of the Manager and the Bank respectively and shall not affect the right of the Manager and the Bank respectively and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any court of competent jurisdiction preclude any of them from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not).

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

African Development Bank

By: THIERRY DE LONGUEMAR
VICE PRESIDENT, FINANCE

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

21 July 2009

Deutsche Bank Securities Inc.

By:

(Duly authorised)

Matthew J. Siracuse
Director/Debt Syndicate
Deutsche Bank Securities Inc

Nigel W. H. Cree
Managing Director/Debt Syndicate
Deutsche Bank Securities Inc

Pricing Supplement dated 21 July 2009

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of U.S.$500,000,000 Global Floating Rate Notes due July 2012

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 8 July 2008. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

1.	Issuer:	African Development Bank
2.	(i) Series Number:	342
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	U.S. Dollars
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S.$500,000,000
	(ii) Tranche:	U.S.$500,000,000
5.	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	U.S.$499,625,000
6.	Specified Denominations:	U.S.$1,000
7.	(i) Issue Date:	22 July 2009
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	Interest Payment Date falling in or nearest to July 2012
9.	Interest Basis:	3-month U.S.$ LIBOR plus 0.125 per cent. Floating Rate
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Listing:	Not Applicable
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s)	As defined in the Conditions
	(ii) Specified Interest Payment Dates:	22 October, 22 January, 22 April and 22 July in each year, commencing on 22 October 2009
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London and New York City
	(v) Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Principal Paying Agent):	Principal Paying Agent
	(viii) Screen Rate Determination:	
	• Relevant Time:	Not Applicable
	• Interest Determination Date:	Second Business Day immediately preceding the first day of each Interest Period
	• Primary Source for Floating Rate:	Reuters LIBOR01
	• Reference Banks	Not Applicable
	• Relevant Financial Centre:	London
	• Benchmark	3-month U.S.$ LIBOR
	• Representative Amount	Not Applicable
	• Effective Date:	Not Applicable

• Specified Duration:	Not Applicable
(ix) ISDA Determination:	Not Applicable
(x) Relevant Margin(s):	0.125 per cent.
(xi) Minimum Rate of Interest:	Not Applicable
(xii) Maximum Rate of Interest:	Not Applicable
(xiii) Day Count Fraction:	Actual/360
(xiv) Rate Multiplier:	Not Applicable
(xv) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18. **Zero Coupon Note Provisions**	Not Applicable
19. **Index-Linked Interest Note Provisions**	Not Applicable
20. **Dual Currency Interest Note Provisions**	Not Applicable
21. **Variable Coupon Amount Notes**:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22. **Call Option**	Not Applicable
23. **Put Option**	Not Applicable
24. **Final Redemption Amount of each Note**	Par
25. **Early Redemption Amount**	As set out in the Conditions
Early Redemption Amount(s) of each Note payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
26. **Variable Redemption Amount Notes**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. Form of Notes:	
Bearer Notes:	Not Applicable
Registered Notes:	
(i) Registrar and Transfer Agents	Citibank, N.A., 21st Floor, Citigroup

		Centre, Canada Square, Canary Wharf, London E14 5UB (Registrar) Dexia Banque Internationale à Luxembourg, 69 route d'Esch, L-2953 Luxembourg (Transfer Agent)
	(ii) DTC Application	Yes
	(iii) Australian Domestic Notes:	No
28.	Relevant Financial Centre(s) or other special provisions relating to payment dates:	New York City
29.	Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	Not Applicable
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
31.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
32.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
33.	Consolidation provisions:	Not Applicable
34.	Other terms or special conditions:	Not Applicable
35.	Governing law:	English law

DISTRIBUTION

36.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of Dealer:	Deutsche Bank Securities Inc.
38.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	US00828EAF60

40.	Common Code:	044172224
41.	Any clearing system(s) other than Euroclear and Clearstream and the relevant identification number(s):	DTC, CUSIP: 00828EAF6
42.	Delivery:	Delivery versus payment
43.	Changes to the Agent(s) (if any):	Not Applicable
44.	Applicable TEFRA Rules:	Not Applicable
45.	Additional United States Federal Income Tax Consequences:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of African Development Bank:

By:

Duly authorised

EXHIBIT D

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15 AVENUE DE GHANA
B.P. 323 TUNIS
1002 TUNIS BELVEDERE
TUNISIA
TELEPHONE: (216) 71 10 20 32
FAX: (216) 71 83 02 04

OFFICE OF THE GENERAL COUNSEL

DATE: 22 July 2009
REF: GECL/KG/dm/lt/53/09

To: Deutsche Bank Securities Inc.
(the "**Manager**")

Dear Sirs,

AFRICAN DEVELOPMENT BANK
US$500,000,000 Global Floating Rate Notes due July 2012, Series 342 issued pursuant to the Global Debt Issuance Facility for Issues of Notes with maturities of one day or longer

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of US$500,000,000 Global Floating Rate Notes due July 2012 (the "**Notes**") issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "**Facility**").

For the purposes of this opinion, I have examined, *inter alia*, the following:

(a) The Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) Resolution B/BD/2008/21 of the Board of Directors of the Bank adopted on 27 November 2008 approving the Bank's borrowing programme for the year 2009;

(c) the opinion of the General Counsel of the Bank (the "**General Counsel**"), dated 19 December 2001, given in connection with the Facility (the "**Original Opinion**");

(d) the opinion of the General Counsel dated 8 July 2008, given in connection with the update of the Facility (the "**Update Opinion**");

(e) the subscription agreement dated 21 July 2009 relating to the Notes (the "**Subscription Agreement**");

(f) the pricing supplement dated 21 July 2009 relating to the Notes (the "**Pricing Supplement**); and

(g) the legal opinion of Allen & Overy LLP dated 22 July 2009.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Manager;

(ii) the Subscription Agreement has been duly authorised and has been duly executed and delivered by or on behalf of the Bank and constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iii) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank pari passu among themselves and (b) will at all times rank at least pari passu with all other outstanding obligations of the Bank except to the extent that such other outstanding obligations are by their terms expressed to be subordinated in right of payment;

(iv) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(v) the Notes constitute valid and legally binding obligations of the Bank enforceable in accordance with their terms and conditions; and

(vi) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion addressed in paragraph (v) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied with respect to matters of English law, upon the aforementioned opinions of Allen & Overy LLP.

Yours faithfully,



Kalidou GADIO
General Counsel